UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (DECEMBER 19, 2002)

                                DIVERSINET CORP.

     -----------------------------------------------------------------------
                              (Name of Registrant)

         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

1.   Management Information Circular
2.   Notice of Meeting
3.   Form of Proxy
4.   National Instrument 54-102
5.   Annual Report Year Ended October 31, 2002

Indicate by check mark whether the Registrant files or will file annual reports
under cover  of    Form 20-F or Form 40-F

Form 20-F X       Form 40-F
         ---                ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES         NO  X
    ---        ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

                                          DIVERSINET CORP. - SEC FILE NO.0-23304
                                          --------------------------------------
                                                        (REGISTRANT)



DATE: December 19, 2002                   BY: /s/ DAVID HACKETT
                                          --------------------------------------
                                          DAVID HACKETT, CHIEF FINANCIAL OFFICER

                                DIVERSINET CORP.

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                    TO BE HELD ON WEDNESDAY, JANUARY 22, 2003

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF DIVERSINET CORP. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE
"MEETING") OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ATTACHED NOTICE OF THE MEETING (THE "NOTICE OF MEETING"). IT IS EXPECTED THAT THE SOLICITATION WILL BE BY MAIL PRIMARILY, BUT REGULAR EMPLOYEES OF THE CORPORATION MAY ALSO SOLICIT PROXIES PERSONALLY. THE COST OF SOLICITATION WILL BE BORNE BY THE CORPORATION.

The Corporation may also pay brokers or other persons holding common shares in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. Unless otherwise indicated, all dollar references in this Circular are to Canadian dollars.

                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OR ANY ADJOURNMENTS THEREOF OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERY OF THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION OR ITS TRANSFER AGENT PRIOR TO THE CLOSE OF BUSINESS ON THE SECOND BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENTS THEREOF.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

                        EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED IN FAVOR OF THE PASSING OF ALL THE RESOLUTIONS DESCRIBED BELOW. THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF
MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

                             NON-REGISTERED HOLDERS

Only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting. However, in any case, shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instruments 54-101 and 54-102 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2002 Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:
                                                                ------

     A. be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. The Non-Registered Holder need not sign this form of proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above;

                                       or

     B. more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of
                  ---------
the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at October 31, 2002, 32,222,084 common shares of the Corporation were issued and outstanding. Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All voting shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Trust Company of Canada within the time specified herein, to attend and vote thereat by proxy the shares held by them.

The Corporation has fixed December 23, 2002, as the record date for the purpose of determining shareholders entitled to receive a Notice of Meeting. In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of shares at the close of business on the record date. Each holder of voting shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the shares shown opposite his name on the list except to the extent that; (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than ten (10) days before the Meeting or any adjournments thereof that his name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote his shares at the Meeting or any adjournments thereof.

To the knowledge of the directors and senior officers of the Corporation, there are no persons, firms or corporations which beneficially own or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.

                    BUSINESS TO BE TRANSACTED AT THE MEETING

A.   FINANCIAL  STATEMENTS

The consolidated financial statements of the Corporation for the fiscal year ended October 31, 2002 and the report of the auditors thereon accompany this Circular.

B.   ELECTION  OF  DIRECTORS

The Board of Directors of the Corporation presently consists of five (5) directors. The number of directors to be elected at the Meeting has been fixed at five (5) persons. All of the nominees are now directors of the Corporation and have been directors since the dates indicated below. UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first Annual Meeting of Shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

The statement as to the shares of the Corporation beneficially owned or over which the nominees for election as directors exercise control or discretion hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

=================================================  =================  =========  ==============================
                                                                                 NUMBER OF SHARES BENEFICIALLY
                                                     POSITION WITH    APPOINTED  OWNED, DIRECTLY OR INDIRECTLY,
NAME AND PRESENT PRINCIPAL OCCUPATION                     THE           SINCE       OR OVER WHICH CONTROL OR
                                                      CORPORATION                    DIRECTION IS EXERCISED
-------------------------------------------------  -----------------  ---------  ------------------------------
Nagy Moustafa(1)                                   President, Chief        1997                         627,250
President, Chief Executive Officer                 Executive Officer
-------------------------------------------------  -----------------  ---------  ------------------------------
Mark C. Steinman (1) (3) (4)                       Chairman                1998                             NIL
Chairman of the Corporation
Executive Vice-President and Chief Financial
Officer, Stelco Inc.
-------------------------------------------------  -----------------  ---------  ------------------------------
Stanley M. D. Beck(2) (3) (5)                      Director                2002                             NIL
Chairman of 407 International Inc. and President
of Granville Arbitrations Limited
Keith Powell(1) (2) (3) (6)                        Director                2002                             NIL
-------------------------------------------------  -----------------  ---------  ------------------------------
Managing Director at XPV Capital Corporation
Charles M. H. Shiu(7)                              Director                2002                             NIL
-------------------------------------------------  -----------------  ---------  ------------------------------
Chairman of Allied Asia Investments Limited,
Vice-Chairman of Power Pacific Corporation
Limited
=================================================  =================  =========  ==============================

(1)  Member  of  the  Audit  Committee.
(2)  Member  of  the  Compensation  Committee.
(3)  Member  of  the  Governance  Committee.
(4) Mr. Steinman has served as a Director since June 1998 and Chairman since July 2002. Mr. Steinman has been the Executive Vice-President and Chief Financial Officer of Stelco Inc. (steel manufacturer) since July 12, 1999. From 1996 to May 1999 he was the Senior Vice-President and Chief Financial Officer of Spar Aerospace Limited.
(5) Mr. Beck has served as a Director since July 2002. Mr. Beck was formerly Chairman of the Ontario Securities Commission, Dean of Osgoode Hall Law
     School, and has held senior management positions over his seven years at Central Capital Corporation, now YMG Capital Management. Mr. Beck is currently Chairman of 407 International Inc. and President of Granville Arbitrations Limited, and holds seats on a number of Boards.
(6) Mr. Powell has served as a Director since July 2002. Mr. Powell was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks. Mr. Powell is currently Managing Director at XPV Capital Corporation, a venture capital company investing in early stage communications start-up companies. Mr. Powell was recently inducted into the Canadian Information Productivity Awards (CIPA) Hall of Fame (1999), and holds seats on a number of Boards.
(7) Mr. Shiu has served as a Director since September 2002. Mr. Shiu is a former senior executive with Nortel Networks and has more than 25 years experience with strategic alliances, joint ventures and investments in the European, North American and Asia Pacific markets. Mr. Shiu is currently Chairman of Allied Asia Investments Limited, Vice-Chairman of Power Pacific Corporation Limited and sits on numerous boards.

As at the date of this Circular, the directors and officers of the Corporation as a group, directly and indirectly, beneficially own or exercise control or discretion over 724,793 Common Shares, representing approximately 2% of the issued and outstanding Common Shares of the Corporation.

C.     APPOINTMENT  OF  AUDITORS

Shareholders will be asked at the Meeting to approve the appointment of KPMG, LLP Chartered Accountants, as auditors to the Corporation at a remuneration to be fixed by the directors. KPMG, LLP were appointed as the auditors of the Corporation on August 29, 2000. From March 1, 1999 to August 29, 2000 Ernst & Young, LLP were the Corporation's auditors. Prior to that time Zeifman & Company, LLP were the Corporation's auditors. UNLESS THE SHAREHOLDER DIRECTS THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN CONNECTION WITH THE APPOINTMENT OF AUDITORS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF KPMG, LLP, CHARTERED ACCOUNTANTS AS AUDITORS OF THE CORPORATION UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDER AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

D.     REVERSE  STOCK  SPLIT

Shareholders will be asked at the Meeting to approve a special resolution authorizing an amendment to the Corporation's Amended Articles of Amalgamation ("Amended Articles") to effect a reverse stock split of the Corporation's common shares as soon as time permits at a ratio of a fixed integer of Old Shares for each New Share that would result in an anticipated after-split price on Nasdaq of as close to US $3.00 as possible. The number of currently-held shares of the Corporation (the "Old Shares") to be traded for each new share of the Corporation (the "New Shares") will be determined by dividing US $3.00 by the weighted average of the closing price on each of the five trading days from January 15 through January 21, 2003 inclusive (the "Formula"); the resulting ratio will be rounded up or down to a whole number if and as necessary to produce a ratio of a fixed number of Old Shares for each New Share. For example, if the weighted average price for the five trading days were US $.50, then the Corporation would amend the Amended Articles to reflect a one-for-six share split. If the weighted average price for the five trading days were US $.47, then the Corporation would amend the Amended Articles also to reflect a one-for-six share split. Likewise, if the weighted average price for the five trading days were US $.55, then the Corporation would amend the Amended Articles to reflect a one-for-five share split. The ratio will be determined prior to, and announced at, the Meeting. The text of the special resolution is included with this Circular. The special resolution requires the approval of a majority of not less than two-thirds of the total votes cast in respect thereof by the holders of common shares of the Corporation.

GENERAL
As of October 31, 2002 the Corporation's aggregate market capitalization was approximately US $9,667,000. Because over 32,222,084 of the Corporation's common shares are outstanding, the per share price of the Corporation's common shares on that date was only US $0.30. In order to reduce the number of common shares outstanding, the Board of Directors unanimously determined to seek shareholder approval by way of special resolution to amend the Corporation's Amended Articles to effect a reverse split of the Corporation's common shares. The ratio of the reverse stock split that the Board of Directors approved and deemed advisable and for which it is seeking shareholder approval is such that the share price after the split is expected to stabilize in the US $3.00 range. Approval of this reverse stock split proposal would give the Board of Directors authority to implement the reverse stock split as soon as time permits. In addition, approval of this reverse stock split proposal would also give the Board of Directors authority to decline to implement a reverse stock split and revoke the special resolution without further approval of the shareholders.

If our shareholders approve the reverse stock split proposal and the Board of Directors decides to implement the reverse stock split, the Corporation will file Articles of Amendment with the Corporations Branch of the Ministry of Consumer and Business Services of the Province of Ontario which will effect a reverse split of the shares of the Corporation's common shares then issued and outstanding at the specific ratio determined by the Formula. Except for any changes as a result of the treatment of fractional shares, each shareholder will hold the same percentage of common shares outstanding immediately subsequent to the reverse stock split as such shareholder did immediately prior to the split.

PURPOSE
Recently, market prices for stocks trading in the U.S. markets have generally declined. For example, the closing price for the S&P 500 Index has decreased from 1,381 on March 2, 2000 to 876 on November 11, 2002. In addition, the already large number of the Corporation's common shares outstanding has continued to increase. In order to reduce the number of the Corporation's common shares outstanding and thereby attempt to proportionally raise the per share price of the Corporation's common shares, the Board of Directors believes that it is in the best interest of the Corporation's shareholders to approve the special resolution authorizing the reverse stock split.

The Corporation is seeking shareholder approval of a reverse stock split in order to raise the minimum bid price of the Corporation's shares to approximately US $3.00 per share and maintain its listing on the Nasdaq SmallCap Market. The Corporation is also seeking shareholder approval of a reverse stock split because it believes that a higher stock price may help generate investor interest in the Corporation and help the Corporation attract and retain employees and other service providers. The Board of Directors concluded that reducing the number of outstanding shares of the Corporation's common shares might be desirable in order to attempt to support a higher stock price per share based on the Corporation's current market capitalization. In addition, the Board of Directors considered that the Corporation's common shares might not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks.

The Corporation's common shares are quoted on the Nasdaq SmallCap Market. Among other requirements, the listing maintenance standards established by Nasdaq require a company's common shares to have a minimum bid price of at least US $1.00 per share. On February 4, 2002, the closing bid price per share for the Corporation's common shares on the Nasdaq SmallCap Market closed below US $1.00 for the first time. Under Nasdaq's listing standards, a failure to meet the minimum bid price requirement will be determined to exist only if the failure to meet the minimum bid price requirement continues for thirty consecutive business days. Accordingly, as of the date of this Circular, the Corporation is in violation of Nasdaq's listing standards. On November 25, 2002 a Nasdaq Listing Qualifications Panel determined to continue the listing of the Company's securities pursuant to the following exception: on or before January 31, 2003, the Company must demonstrate a closing bid price of US $1.00 per share and, immediately thereafter, a closing bid price of at least US $1.00 per share for a minimum of ten consecutive trading days. Thereafter, on or before April 20, 2003, the Company must file the Form 20-F for the fiscal year ended October 31, 2002 evidencing continued compliance with the US $2,500,000 shareholders' equity requirement. In order to fully comply with the terms of this exception, the Company must be able to demonstrate compliance with all requirements for continued listing on the Nasdaq SmallCap Market. In the event that the Company fails to comply with any of the terms of this exception, its securities will be delisted from the Nasdaq Stock Market. The reverse stock split, as set forth in this proposal, would enable the Corporation to offset the decline in the Corporation's shares price.

CERTAIN RISKS ASSOCIATED WITH THE REVERSE STOCK SPLIT
There can be no assurance that the total market capitalization of the Corporation's common shares after the proposed reverse stock split will be equal to or greater than the total market capitalization before the proposed reverse stock split or that the per share market price of the Corporation's common shares following the reverse stock split will either exceed or remain higher than the current per share market price.

There can be no assurance that the market price per New Share after the reverse stock split will rise or remain constant in proportion to the reduction in the number of Old Shares outstanding before the reverse stock split. For example, based on the market price of the Corporation's common shares on October 31, 2002 of US $0.30 per share, if the Board of Directors decided to implement the reverse stock split and the Formula determines a reverse stock split ratio that would generate a split of one New Share for ten Old Shares, there can be no assurance that the post-split market price of the Corporation's common shares would maintain a price of US $3.00 per share or greater.

Accordingly, the total market capitalization of the Corporation's common shares after the proposed reverse stock split may be lower than the total market capitalization before the proposed reverse stock split and, in the future, the market price of the Corporation's common shares following the reverse stock split may not exceed or remain higher than the market price prior to the proposed reverse stock split. In many cases, the total market capitalization of a company following a reverse stock split is lower than the total market capitalization before the reverse stock split.

There can be no assurance that the reverse stock split will result in a per share price that will attract institutional investors and brokers.

While the Board of Directors believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per share price that will attract institutional investors and brokers.

There can be no assurance that the reverse stock split will result in a per share price that will increase the Corporation's ability to attract and retain employees and other service providers.

While the Board of Directors believes that a higher stock price may help the Corporation attract and retain employees and other service providers who are less likely to work for a company with a low stock price, there can be no assurance that the reverse stock split will result in a per share price that will increase the Corporation's ability to attract and retain employees and other service providers.

A decline in the market price for the Corporation's common shares after the reverse stock split may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of the Corporation's common shares could be adversely affected following a reverse stock split.

The market price of the Corporation's common shares will also be based on the Corporation's performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of the Corporation's common shares declines, the percentage decline as an absolute number and as a percentage of the Corporation's overall market capitalization may be greater than would occur in the absence of a reverse stock split. In many cases, both the total market capitalization of a company and the market price of a share of such company's common shares following a reverse stock split are lower than they were before the reverse stock split.
Furthermore, the reduced number of shares that would be outstanding after the reverse stock split could adversely affect the liquidity of the Corporation's common shares.

PRINCIPAL  EFFECTS  OF  THE  REVERSE  STOCK  SPLIT
Corporate Matters. If approved and effected, the reverse stock split would have the following effects:

<>   depending on the exact reverse stock split ratio determined by the Formula, at a price calculated by dividing US $3.00 by the weighted average of the closing price on each of the five trading days from January 15 through January 21, 2003 inclusive (and rounded to a whole number), might, for example, if the weighted average were US $0.50, result in a situation whereby six (6) Old Shares owned by a shareholder would be exchanged for one (1) New Share;

<>   the  number  of  shares  of  the  Corporation's  common  shares  issued and outstanding will be reduced proportionately based on the reverse stock split ratio determined by the Formula;

<>   where  the exchange results in a fractional share, the number of New Shares to  be  issued  will  be  rounded  a  whole  number  of  common  shares.

<>   based  on  the  reverse  stock  split  ratio  determined  by  the  Formula, proportionate adjustments will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders thereof to purchase common shares of the Corporation, which will result in approximately the same aggregate price being required to be paid for such options or warrants upon exercise of such options or warrants immediately preceding the reverse stock split; and,

<>   the number of shares reserved for issuance under the Corporation's existing stock option plans will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors.

If approved and effected, the reverse stock split will be effected simultaneously for all of the Corporation's common shares and the ratio will be the same for all of the Corporation's common shares. The reverse stock split will affect all of the Corporation's shareholders uniformly and will not affect any shareholder's percentage ownership interests in the Corporation, except to the extent that the reverse stock split results in any of the Corporation's shareholders owning a fractional share. Where the exchange results in a fractional share, the number of New Shares to be issued will be rounded to a whole number of common shares. Such rounding of fractional shares may reduce the number of post-split shareholders to the extent there may be shareholders presently holding fewer than the number of shares required for participation in the reverse split, depending on the ratio for the reverse stock split determined by the Formula. This, however, is not the purpose for which the Corporation is effecting the reverse stock split. Common shares issued pursuant to the reverse stock split will remain fully paid and non-assessable.

Fractional Shares. No scrip or fractional certificates will be issued in connection with the reverse stock split. Where the exchange results in a fractional share, the number of New Shares to be issued will be rounded up or down as the case may be to a whole number of common shares. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights as, subsequent to the rounding of fractional shares as described herein.

If approved and effected, the reverse stock split will result in some shareholders owning "odd lots" of less than 100 shares of the Corporation's common shares. Brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares.

Authorized Shares. The Corporation has an unlimited number of authorized shares of common shares so there will be no impact upon the effectiveness of the reverse stock split. As of October 31, 2002, the Corporation had an unlimited number of shares of common shares authorized and 32,222,084 shares of common shares issued and outstanding. Authorized but unissued shares will be available for issuance, and the Corporation may issue such shares in financings or otherwise. If the Corporation issues additional shares, the ownership interest of holders of the Corporation's common shares may also be diluted.

Accounting Matters. The per share net income or loss and net book value of the Corporation's common shares will be restated because there will be fewer shares of the Corporation's common shares outstanding.

PROCEDURE FOR EFFECTING REVERSE STOCK SPLIT AND EXCHANGE OF STOCK CERTIFICATES If the shareholders approve the special resolution to implement the reverse stock split and the Board of Directors decides to implement the reverse stock split, the Corporation will file Amended Articles with the Corporations Branch of the Ministry of Consumer and Business Services of the Province of Ontario. The reverse stock split will become effective at the time specified in the Amended Articles, which is referred to below as the "effective time." Beginning at the effective time, each certificate representing Old Shares will be deemed for all corporate purposes to evidence ownership of New Shares.

The Corporation will issue a press release prior to the effective time and, as soon as practicable after the effective time, shareholders will be notified that the reverse stock split has been effected. The Corporation expects that its transfer agent, ComputerShare Trust Company of Canada, will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of Old Shares will be asked to surrender to the exchange agent certificates representing Old Shares in exchange for certificates representing New Shares in accordance with the procedures to be set forth in the Letter of Transmittal in the form as attached hereto as Schedule A. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s), together with the properly completed and executed Letter of Transmittal, to the transfer agent. Any Old Shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for New Shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

NO  DISSENTERS'  RIGHTS
Under the Business Corporations Act (Ontario), the Corporation's shareholders are not entitled to dissenters' rights with respect to the reverse stock split, and the Corporation will not independently provide shareholders with any such right.

REGISTERED  SHAREHOLDERS
Registered shareholders must fill out the attached Letter of Transmittal and return it with their certificates to Computershare Trust Company of Canada in order to ensure such certificates are replaced with post-split certificates. Intermediaries will ensure that shares of beneficial shareholders of the Corporation are properly adjusted.

SPECIAL RESOLUTION TO CONSOLIDATE THE ISSUED COMMON SHARES OF THE CORPORATION The Special Resolution entitling the Corporation to give effect to the Reverse Stock Split shall read as follows:

"RESOLVED  as  a  special  resolution  that:
1. the articles of the Corporation be amended to consolidate the issued and outstanding common shares of the Corporation (the "Old Shares") by changing each Old Share into that fraction of a new common share of the Corporation (a "New Share") equal to the quotient of one and the number obtained by dividing (a) US $3.00 by (b) the weighted average of the closing price of the common shares of the Corporation on the Nasdaq SmallCap Market on each of the five trading days from January 15 through January 21, 2003 (inclusive); provided the denominator of the resulting fraction will be rounded up or down to the nearest whole number if and as necessary to produce a ratio of a fixed number of Old Shares for each New Share and provided further that no fractional shares will be issued to a registered holder, but in lieu thereof, the number of New Shares to be received by a registered shareholder will be rounded up or down to a whole number of New Shares;

2. the Corporation is hereby authorized to apply for a certificate of amendment under the Business Corporations Act (Ontario) amending its articles as set forth above, and any one director or officer of the

     Corporation is hereby authorized to do all such things and to execute and deliver for and on behalf of the Corporation all such notices, documents and instruments, including articles of amendment, as may be considered necessary or desirable to give effect to the foregoing; and

3. notwithstanding the foregoing, the directors of the Corporation, in their sole discretion and without further approval of the shareholders of the Corporation, may revoke this special resolution at any time before the certificate of amendment giving effect to the consolidation becomes effective."

E.     AMENDMENT  TO  STOCK  OPTION  PLAN
It is important for the Corporation to be able to compensate officers and employees at a level and in a manner that ensures they are motivated and their interests aligned with those of the Corporation and its shareholders. Accordingly, it is proposed that the Corporation increase the number of common shares reserved for issuance under its stock option plan (the "Plan").

Under the Plan, the maximum number of shares which may be reserved for issuance to insiders (as defined under the Plan) or under any other share compensation arrangement of the Corporation is ten percent (10%) of the common shares outstanding at the date of the grant. Moreover, the maximum number of common shares which may be issued to any one insider and such insider's associates under the Plan and any other share compensation arrangement in any twelve (12) month period is five percent (5%) of the common shares outstanding at the date of the issuance. The maximum number of common shares which may be issued to insiders under the Plan and any other share compensation arrangement in any twelve (12) month period is ten percent (10%) of the common shares outstanding at the date of the issuance. No one optionee is entitled to hold options exceeding five percent (5%) of the outstanding common shares.

As of October 31, 2002, an aggregate of 2,147,916 shares of common stock had been purchased or options with respect thereto had been granted under the Diversinet Corp. Amended and Restated Stock Option Plan dated May 15, 2000, and all prior stock option plans of the Corporation (the "Plan"). Shareholders will be asked at the Meeting to approve the reservation of additional 2,147,916 shares of common stock reserved for issuance under the Plan to replenish the pool of available shares to the level previously reserved. The Plan currently has 6,100,000 shares of common stock reserved for issuance, and 1,082,291 shares remain available for issuance. On November 22, 2002, the Board of Directors adopted, subject to shareholder approval, certain amendments to the Plan to provide for this reservation. Unless the amount reserved for issuance thereunder is increased, the Plan may run out of shares available to be optioned during fiscal 2003.

The special resolution requires the approval of a majority of not less than two-thirds of the total votes cast in respect thereof by the holders of common shares of the Corporation. If shareholders approve the amendment to the Amended Articles, the increase in the number of shares granted and available for future grants under the Plan shall be adjusted proportionately to reflect any consolidation of shares which may be effected by the reverse stock split of the Corporation's common shares.

SUMMARY  DESCRIPTION  OF  THE  PLAN

GENERAL
The Plan was established to compensate substantially all of the Corporation's directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation's financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment. A maximum of 6,100,000 shares of common stock, subject to adjustment, is authorized for the granting of stock options under the Plan. The shares of common stock reserved for issuance under the Plan on October 31, 2000 were registered pursuant to a Registration Statement on Form S-8. As of October 31, 2002, options to purchase an aggregate of 2,869,793 shares of common stock, at exercise prices ranging from US$0.23 to US$41.68 per share, were outstanding under the Plan. The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.
Should shareholders approve a reverse stock split, then the number of options available under the Plan would be reduced in a similar ratio as the consolidation.

ELIGIBILITY
All of the Corporation's full-time, salaried employees and members of the Corporation's Board of Directors are eligible to be granted options. Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

ADMINISTRATION
The Compensation Committee administers the Plan. Subject to the foregoing limitations, options may be granted under the Plan by the Corporation's Compensation Committee to directors, officers, full-time and part-time employees and consultants of the Corporation or any subsidiary provided that:

     (i)  the options may not have a term exceeding five years; and

     (ii) the exercise price may not be less than the market price of the common shares of the Corporation on Nasdaq at the time of grant.

The options may be exercised in such manner as the Compensation Committee determines provided that if no determination is made, an optionee may not take up more than 33 1/3% of the options in any 12 month period.

The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.

GRANT  OF  OPTION:  VESTING
The Compensation Committee may grant at any time to any eligible person an option entitling such person to purchase the Corporation's common stock in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option. The exact terms of the option will be contained in an option agreement between the Corporation and the person to whom such option is granted. Eligible employees are not required to pay anything to receive options. The exercise price for stock options must be no less than the fair market value of the common stock at the close of trading on the day immediately preceding the date of grant. Options will expire not later than the fifth anniversary of the date of grant. An option holder will be able to exercise options from time to time, subject to vesting. All of the options granted under the Plan vest in twelve equal installments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the closing price of the stock on the trading day immediately preceding the grant date. Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant. Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options shall be forfeited. Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the Compensation Committee in its discretion.

ADJUSTMENTS
In order to prevent dilution or enlargement of the rights of grantees, the Board of Directors shall appropriately and proportionately adjust the number, price and kind of shares subject to outstanding options and those available for subsequent grant to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other similar change in the Corporation's capitalization. The Board of Directors may also make any appropriate adjustment to reflect any spin-off, spin-out or other distribution of assets to shareholders or any acquisition of stock or assets or other similar change. The Compensation Committee shall determine the amount of the adjustment to be made in each such case, but no adjustment approved by the Compensation Committee shall be effective until and unless it is approved by the Board of Directors. In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Corporation's assets, which is effected in such a way that holders of common stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for such common stock, the Board of Directors may substitute the per share amount of such stock, securities or assets for shares upon any subsequent exercise of any option.



AMENDMENT
So long as the Corporation's common stock is eligible for trading on the Nasdaq SmallCap Market, the Board of Directors must obtain shareholder approval for those amendments of the Plan required to be so approved pursuant to the By-laws of the National Association of Securities Dealers. The Board of Directors may not, without the affirmative approval of the Corporation's shareholders, amend the Plan in any manner which would cause any outstanding stock options to no longer qualify as options under the Plan. No amendment of the Plan may, without the consent of the holder of any option prior to the adoption of such amendment, materially and adversely affect the rights of such holder under such option.

TERMINATION
The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such older under such options. No option shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect. Any option outstanding at the time of the termination of the Plan may be exercised after termination of the Plan at any time prior to the expiration date of such option to the same extent such option would have been exercisable had the Plan not terminated.

TRANSFERABILITY
Options may be transferable as provided in the Option Agreement. It shall be a condition precedent to any transfer of any option that the transferee executes and delivers an agreement acknowledging such option has been acquired for investment and not for distribution and is and shall remain subject to the Plan and the Option Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS
The Board of Directors recommends a vote to approve the reservation of additional shares of common stock reserved for issuance under the Plan. UNLESS THE SHAREHOLDER DIRECTS THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN CONNECTION WITH THE POTENTIAL APPROVAL OF THE RESERVATION OF AN ADDITIONAL 2,147,916 SHARES OF COMMON STOCK, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR SUCH ISSUANCE. APPROVAL OF THIS PROPOSED RESERVATION WOULD GIVE THE BOARD OF DIRECTORS AUTHORITY TO RESERVE SUCH SHARES AT ANY TIME IT DETERMINED PRIOR TO OCTOBER 31, 2003. IN ADDITION, APPROVAL OF THIS PROPOSED SHARE ISSUANCE WOULD ALSO GIVE THE BOARD OF DIRECTORS AUTHORITY TO DECLINE TO IMPLEMENT SUCH PROPOSED RESERVATION PRIOR TO SUCH DATE OR AT ALL.

                             EXECUTIVE COMPENSATION

SUMMARY  COMPENSATION  TABLE
The following table sets forth all compensation earned during the fiscal years ended October 31, 2000, October 31, 2001 and October 31, 2002 from the Corporation by its President and Chief Executive Officer and the other officers of the Corporation (the "Named Executive Officers"). The Corporation has determined that it had a total of five Named Executive Officers during the fiscal year.

                                  SUMMARY COMPENSATION TABLE

                                                                      LONG TERM
                                    ANNUAL COMPENSATION             COMPENSATION
                              ----------------------------------  -----------------
NAME AND PRINCIPAL                                                SECURITIES UNDER     ALL OTHER
POSITION                       SALARY    BONUS(5)   OTHER ANNUAL       OPTIONS       COMPENSATION
                        YEAR    ($)        ($)      COMPENSATION     GRANTED (#)        ($)
----------------------  ----  --------  ----------  ------------  -----------------  -------------
Nagy Moustafa (1)       2002  220,000   250,000(6)     6,000              -               NIL
President and Chief     2001  200,000    125,000       6,000           400,000            NIL
Executive Officer       2000  200,000    212,500       6,000           500,000            NIL
----------------------  ----  --------  ----------  ------------  -----------------  -------------
David Hackett (2)       2002   60,640   43,750(6)      3,000           150,000            NIL
Chief Financial
Officer
----------------------  ----  --------  ----------  ------------  -----------------  -------------
Nick Darwish (3)        2002  154,000   100,000(6)     4,800           40,000             NIL
Vice-President, Sales   2001  140,000     50,000       4,800           76,250             NIL
& Marketing             2000   86,667     69,260       4,000           87,500             NIL
----------------------  ----  --------  ----------  ------------  -----------------  -------------
Hussam Mahgoub(4)       2002  132,000   100,000(6)     4,800           40,000             NIL
Vice-President          2001  120,000     50,000       4,800           30,000             NIL
Products                2000  120,000     64,000       4,800           40,000             NIL
----------------------  ----  --------  ----------  ------------  -----------------  -------------
Richard Palmer (7)      2002   75,000       -          2,500              -           182,900(8)
Executive Vice          2001  150,000     50,000       4,800           305,000            NIL
President and Chief     2000   33,077     9,082        1,000           100,000            NIL
Financial Officer
----------------------  ----  --------  ----------  ------------  -----------------  -------------


                                      -12-

NOTES:
(1) Nagy Moustafa was appointed President and Chief Executive Officer of the Corporation on November 10, 1997. See "Management Employment Contracts".
(2) David Hackett was appointed Chief Financial Officer of the Corporation on March 26, 2002. See "Management Employment Contracts".
(3) Nick Darwish was appointed Vice-President, Business Development of the Corporation on December 20, 1999. Subsequent to fiscal 2001 Mr. Darwish was appointed Vice President Sales and Marketing. See "Management Employment Contracts".
(4) Hussam Mahgoub was appointed Vice-President, Products of the Corporation on April 1, 1999. See "Management Employment Contracts".
(5) Bonus allocations, if any, are determined annually at the discretion of the Board of Directors on the recommendations of the Compensation Committee. Bonuses are paid in the fiscal year following the year in which they are earned as the determination is made by the Board subsequent to the end of the fiscal year.
(6)  Maximum  bonus  payable  in  fiscal  2003  for  services  rendered in 2002.
(7)  Mr.  Palmer's employment with the Corporation terminated on March 25, 2002.
(8)  Payment  in  accordance  with  terms  of  a  settlement  agreement.

OPTION GRANTS IN FISCAL YEAR ENDED OCTOBER 31, 2002

Details of options granted to each Named Executive Officer during the fiscal year ended October 31, 2002 are as follows:

                                     % OF TOTAL      EXERCISE     MARKET VALUE OF
NAME                 SECURITIES       OPTIONS         PRICE          SECURITIES
                        UNDER         GRANTED       /SECURITY        UNDERLYING
                       OPTIONS    TO EMPLOYEES IN     (US$)     OPTIONS ON THE DATE   EXPIRATION DATE (1)
                       GRANTED     FINANCIAL YEAR                OF GRANT/SECURITY
                         (#)                                           (US$)
-------------------  -----------  ----------------  ----------  --------------------  -------------------
Nagy Moustafa
President and Chief            -                -            -                     -                    -
Executive Officer
-------------------  -----------  ----------------  ----------  --------------------  -------------------
David Hackett
Chief Financial          150,000              7.3%        0.55                  0.55    March 26, 2007
Officer
-------------------  -----------  ----------------  ----------  --------------------  -------------------
Nick Darwish
Vice-President            40,000              2.0%        0.58                  0.58     May 9, 2007
Sales & Marketing
-------------------  -----------  ----------------  ----------  --------------------  -------------------
Hussam Mahgoub
Vice-President            40,000              2.0%        0.58                  0.58    May 9, 2007
Products
-------------------  -----------  ----------------  ----------  --------------------  -------------------
Richard Palmer
Executive Vice                 -                -            -                     -                    -
President and Chief
Financial Officer
-------------------  -----------  ----------------  ----------  --------------------  -------------------

(1) Pursuant to the Plan, unexercised options are subject to early expiration upon the termination of employment of the optionee with the Corporation or its affiliates and on the optionee's retirement or death.

OPTIONS EXERCISED DURING THE FISCAL YEAR ENDED OCTOBER 31, 2002

Details of aggregate number of options exercised by each Named Executive Officer during the fiscal year ended October 31, 2002 and particulars of the fiscal year end value of unexercised options held by Named Executive Officers are as follows:

                                                                                        VALUE OF UNEXERCISED
                          SECURITIES      AGGREGATE      UNEXERCISED OPTIONS/SARS     IN-THE-MONEY OPTIONS/SARS
NAME AND                  ACQUIRED ON  VALUE REALIZED    AT OCTOBER 31, 2002 (#)      AT OCTOBER 31, 2002 (US$)
PRINCIPAL POSITION        EXERCISE #        (US$)       EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE (1)
------------------------  -----------  ---------------  --------------------------  -----------------------------
Nagy Moustafa
President and Chief
Executive Officer         NIL          NIL                      633,333/166,667(2)                        NIL/NIL
------------------------  -----------  ---------------  --------------------------  -----------------------------
David Hackett
Chief Financial Officer   NIL          NIL                         25,000/125,000                         NIL/NIL
------------------------  -----------  ---------------  --------------------------  -----------------------------
Hussam Mahgoub
Vice-President, Products  NIL          NIL                         114,167/55,833                         NIL/NIL
------------------------  -----------  ---------------  --------------------------  -----------------------------
Nick Darwish
Vice-President
Sales & Marketing         NIL          NIL                         118,229/85,521                         NIL/NIL

(1)     Based on a closing market price of US$0.30 per Common Share of the Corporation on October 31, 2002 on the
        NASDAQ  (the  last  trading  day  in  the  fiscal  year  of  the  Corporation).
(2)     During  the  year, Mr. Moustafa surrendered his rights under the Plan to 500,000 options with an exercise price  of  US$16.25  expiring  on  December  1,  2004.

OTHER  COMPENSATION  MATTERS
There were no long-term incentive awards other than stock options made to the Named Executive Officers of the Corporation during the fiscal year ended October 31, 2002. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Corporation is indebted to the Corporation.

MANAGEMENT  EMPLOYMENT  CONTRACTS
Nagy Moustafa, the Corporation's President and Chief Executive Officer is employed pursuant to a written employment contract effective September 29, 1997 as amended. The contract provides for a five-year term with an annual base salary of $220,000 and an annual performance bonus of up to $250,000. The contract provides for payment of twenty-four (24) months' salary and bonus upon termination of employment, including termination as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions. This contract has been amended for a one-year term and is renewable annually for one-year terms unless written notification is provided not to renew.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract and consulting agreement effective March 26, 2002 as amended. The contracts are renewable annually with a base compensation of $165,000 and a performance bonus of up to $75,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contracts provide for payment of six (6) months compensation and bonus upon termination of employment for the first year of employment and thereafter twelve (12) months salary and bonus and twenty-four (24) months compensation and bonus upon termination of employment as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Hussam Mahgoub, Vice-President, Products is employed pursuant to a written employment contract effective April 1, 1999 as amended. The contract is renewable annually with a base salary of $132,000 and a performance bonus of up to $100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of twelve (12) months salary and bonus upon termination of employment and twenty-four (24) months salary and bonus upon termination of employment as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Nick Darwish, Vice-President, Sales and Marketing is employed pursuant to a written employment contract effective December 20, 1999 as amended. The contract is renewable annually with a base salary of $154,000 and a performance bonus of up to $100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of twelve
(12) months salary and bonus upon termination of employment and twenty-four (24) months salary and bonus upon termination of employment as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

COMPOSITION  OF  THE  COMPENSATION  COMMITTEE
At the end of the fiscal year ended October 31, 2002 the Corporation's compensation committee (the "Compensation Committee") included Keith Powell and Stanley Beck.

REPORT  ON  EXECUTIVE  COMPENSATION
It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.

Compensation for executive officers is composed primarily of three components; base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives as well as the terms of each officer's employment contract.

In establishing the levels of base salary, the award of stock options and performance bonuses the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.




COMPENSATION  OF  THE  CHIEF  EXECUTIVE  OFFICER
The Chief Executive Officer's compensation is paid in accordance with the terms of his employment contract (See "Management Employment Contracts") which provides for payment of an annual base salary of $220,000 and an annual performance bonus of up to $250,000. In addition, Mr. Moustafa participates in the Plan.

The Compensation Committee did not directly base Mr. Moustafa's bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Moustafa's overall compensation.

Submitted on behalf of the Compensation Committee:

Keith  Powell  (Chair)
Stanley  Beck

COMPENSATION  OF  DIRECTORS
The directors of the Corporation receive no compensation for attending meetings of the Board of Directors or a committee of the Board of Directors.

None of the directors of the Corporation was compensated in his capacity as a director by the Corporation during the fiscal year ended October 31, 2002 pursuant to any other arrangement or in lieu of any standard arrangement. It has been the Corporation's practice to grant to a director 100,000 options to acquire common shares of the Corporation upon his or her election as a director. In addition the Corporation may grant directors additional options from time to time. During fiscal 2001 each "unrelated" director received an additional grant of 40,000 options. Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of the Plan.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Corporation in respect of such insurance is US$313,200 and the total amount of insurance purchased for the directors and officers as a group is US$5,000,000. In addition to the premiums, the Corporation is liable to the extent of up to US$125,000 per claim under the deductible provisions of the policy. No claims have been made under these policies to date.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, any proposed nominee for election as a director or any of their associates or affiliates is or has been indebted to the Corporation at any time since the beginning of the last completed fiscal year other than routine indebtedness (as defined in the Securities Act (Ontario)).

                             STOCK PERFORMANCE CHART

The following graph and chart assume that $100 was invested over a five year period commencing on October 31, 1998 and ending on October 31 of each subsequent year thereafter by comparing the yearly percentage change in the cumulative total shareholder return over those five years on the Corporation's common shares.

                    S&P/TSX COMPOSITE    DIVERSINET
                  (TSE 300 STOCK INDEX)    CORP.
----------------  ---------------------  ----------
October 31, 1998                    100         100
October 31, 1999                    406         912
October 31, 2000                    540         467
October 31, 2001                    386          97
October 31, 2002                    350          23

                                [GRAPH OMITTED]

Close price on NASDAQ, October 31,     Price    shares    FMV

1998                                 $   1.31   76.34   100.00
1999                                    11.94   76.34   911.50
2000                                     6.12   76.34   467.20
2001                                     1.27   76.34    96.95
2001                                     0.30   76.34    22.90

TSE index (^GSPTSE)
1998                                  6,208.3   0.016  100.000
1999                                  7,256.2   0.056  406.347
2000                                  9,639.6   0.056  539.818
2001                                  6,885.7   0.056  385.599
2001                                  6,248.8   0.056  349.933

                          INTERIM FINANCIAL STATEMENTS

Pursuant to National Instruments 54-101 and 54-102 published by the Canadian Securities Administrators in November 1987, the Corporation is not required to mail out its interim quarterly financial statements. The Corporation maintains a supplemental mailing list containing the names of the holders of the securities of the Corporation to whom the interim financial statements of the Corporation will be mailed. A return card is enclosed with this Circular permitting shareholders to request that they be placed on the supplemental mailing list.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines (the "TSX Guidelines") for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed corporation disclose on an annual basis its approach to corporate governance. Although the Corporation is not listed on the TSX, it refers to the TSX guidelines for guidance. The Corporation's approach to corporate governance is described below.

The Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. Under applicable law, the board is required to carry out its duties with a view to the best interests of the Corporation.

The frequency of the meetings of the Board of Directors as well as the nature of the agenda items change depending on the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces from time to time.

COMPOSITION  OF  THE  BOARD
The TSX Guidelines recommend that a Board of Directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSX Guidelines define an "unrelated director" as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the corporation, other than an interest arising from shareholding. The TSX Guidelines also recommend that in circumstances where a corporation has a "significant shareholder" (a shareholder with the ability to exercise the majority of votes for the election of directors), the Board of Directors should include a number of directors who do not have interests in or relationships with either corporation or the significant shareholder, which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. The Corporation does not have a "significant shareholder" at this time. Diversinet recently incorporated new changes to its Board of Directors, including the institution of a Corporate Governance Committee and the replacement of the Chief Executive Officer as Chairman of the Board with an external director. Moreover, as further indication of the Corporation's mandate to comply fully with emerging corporate governance issues, the CEO and CFO each certified the most recent 6-K filing with the Securities & Exchange Commission in accordance with the Sarbanes-Oxley Act, although, as a foreign issuer, they are not technically required to do so.

The directors of the Corporation have examined these definitions in the TSX Guidelines and have individually considered their respective interests in and relationships with the Corporation. As a consequence, the Board of Directors has concluded that four of the Board's five members are "unrelated" within the meaning of the guidelines. Mr. Nagy Moustafa, President and Chief Executive Officer, is related by virtue of being a member of the management team. The Corporation does not have a significant shareholder (as defined above). The Board of Directors considers its current size of five to be appropriate at the current time.

The Board of Directors believes that the presence of the President and Chief Executive Officer on the Corporation's Board of Directors is key to the effective corporate governance of the Corporation. The knowledge and insight that this director bring to the Board has been instrumental in creating a Board of Directors that functions effectively and, in turn, achieves the Corporation's successful development.

At present, in addition to those matters which must by law be approved by the Board of Directors, management seek board approval for any transaction that is out of the ordinary course of business or could be considered to be material to the business of the Corporation.

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee. The Board of Directors does not have an Executive Committee.

                                   COMMITTEES

AUDIT  COMMITTEE
The Audit Committee is comprised of three directors. The Audit Committee's responsibilities included reviewing the Corporation's financial report procedures, the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation's external auditors. The committee also has the responsibility to review, and to recommend for approval, the Corporation's interim unaudited consolidated financial statements and annual consolidated financial statements, management's discussion and analysis of financial condition and results of operations and related press releases, prior to their approval by the full Board. The members of the Audit Committee are Mark Steinman (Chair), Keith Powell and Nagy Moustafa.

COMPENSATION  COMMITTEE
The Compensation Committee is comprised of two directors. It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors. The members of the Compensation Committee are Keith Powell (Chair) and Stanley Beck.

GOVERNANCE  COMMITTEE
The  Governance  Committee  is  comprised  of  two  directors.  The  Governance
Committee will assist the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement. The members of the Governance Committee are Stanley Beck (Chair) and Keith Powell.

                                    GENERAL

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                               DIRECTORS' APPROVAL

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular.

DATED at Toronto, Ontario, the 13th day of December 2002.

                                              BY  ORDER  OF  THE
                                              BOARD  OF  DIRECTORS

                                              /s/  Mark  Steinman
                                              MARK  STEINMAN
                                              Chairman

December 13, 2002
Toronto, Ontario

                                   SCHEDULE A

                                DIVERSINET CORP.

                              LETTER OF TRANSMITTAL

TO:     COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Diversinet Corp. ("Common Shares"), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

--------------------------------------------------------------------------------
Certificate Number     Number of Shares     Registered in the Name of
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of Diversinet Corp. to be exchanged in accordance with the following formula. Each Old Share shall be exchanged for that fraction of a new common share of the Corporation (a "New Share") equal to the quotient of one and the number obtained by dividing (a) US $3.00 by (b) the weighted average of the closing price of the common shares of the Corporation on the Nasdaq SmallCap Market on each of the five trading days from January 15 through January 21, 2003 (inclusive); provided the denominator of the resulting fraction will be rounded up or down to the nearest whole number if and as necessary to produce a ratio of a fixed number of Old Shares for each New Share and provided further that no fractional shares will be issued to a registered holder, but in lieu thereof, the number of New Shares to be received by a registered shareholder will be rounded up or down to a whole number of New Shares. The exact ratio will be disclosed on January 22, 2003, or as shortly thereafter as is practical.

The undersigned authorizes and directs Computershare Trust Company of Canada to issue a certificate for Diversinet Corp. to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Diversinet Corp.
--------------------------------------------------------------------------------
NAME  (please print)
--------------------------------------------------------------------------------
ADDRESS
--------------------------------------------------------------------------------
City                                           State/Province
--------------------------------------------------------------------------------
Zip/Postal Code                      Country
--------------------------------------------------------------------------------
Telephone (Office)  (   )           Social Insurance Number     Tax
--------------------------------------------------------------------------------
Identification Number
--------------------------------------------------------------------------------

Date: ___________________________

Signature of Shareholder: ____________________________________

                                  INSTRUCTIONS

1.   USE  OF  LETTER  OF  TRANSMITTAL

     (a) Each shareholder holding share certificate(s) of Diversinet Corp. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company of Canada (the "Trust Company") at the office listed below. The method of delivery to the Trust Company is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

     (b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

     (c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible
          Institution",  or  in  some  other  manner  satisfactory  to the Trust
          Company.

          An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

     (d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

     (e) Diversinet Corp. reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.   LOST SHARE CERTIFICATES

     If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Trust Company together with a letter stating the loss. The Trust Company will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3.   MISCELLANEOUS

     Additional copies of the Letter of Transmittal may be obtained from The Trust Company at the office listed below. Any questions should be directed to Computershare Trust Company of Canada at 1-800-564-6253 or by e-mail to caregistryinfo@computershare.com.
     ---------------------------------

BY MAIL                           BY HAND OR COURIER
P.O. Box 7021                     100 University Avenue
31 Adelaide St E                  9th Floor
Toronto, ON   M5C 3H2             Toronto, ON   M5J 2Y1
Attn:  Corporate Actions          Attn:  Corporate Actions

                                DIVERSINET (TM)


                                DIVERSINET CORP.
                          NOTICE OF ANNUAL AND SPECIAL
                             MEETING OF SHAREHOLDERS

     TAKE NOTICE THAT the annual and special meeting of shareholders ("the Meeting") of DIVERSINET CORP. (the "Corporation") will be held at the offices of the Corporation, 2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario, on Wednesday, January 22, 2003 at the hour of 10:00 o'clock in the morning (Toronto time), for the following purposes:

1. To consider and receive the financial statements of the Corporation for the year ended October 31, 2002, together with the report of the auditors thereon;

2.   To  elect  directors;

3.   To  appoint auditors and authorize the directors to fix their remuneration;

4. To consider and grant the Board discretionary authority to effect a reverse stock split at a fixed integer of Old Shares for each New Share that would result in an anticipated after-split price on Nasdaq of approximately US $3.00;

5. To consider and approve the reservation of 2,147,916 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan; and

6. To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation's financial statements for the year ended October 31, 2002, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The board of directors has fixed the close of business on December 23, 2002 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The board of directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation.

     DATED at Toronto this 13th day of December 2002.

                                BY ORDER OF THE
                                BOARD OF DIRECTORS


                                /s/  NAGY MOUSTAFA
                                NAGY MOUSTAFA
                                President and Chief Executive Officer

                                DIVERSINET (TM)


                  FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
                                DIVERSINET CORP.
                    FOR USE AT THE ANNUAL AND SPECIAL MEETING
                          OF SHAREHOLDERS TO BE HELD ON
                                JANUARY 22, 2003

The undersigned shareholder(s) of DIVERSINET CORP. (the "Corporation") hereby appoints Nagy Moustafa, President and Chief Executive Officer of the Corporation, or failing him David Hackett, Chief Financial Officer of the Corporation, or in lieu of the foregoing, ______________________, as nominee of the undersigned to attend, act and vote for the undersigned at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on the 22nd day of January 2003 and at all adjournments thereof (the "Meeting").

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

                    (a)  VOTED FOR (   ) WITHHELD FROM VOTING (   )
                         in respect of the election of directors;

                    (b)  VOTED FOR (   ) WITHHELD FROM VOTING (   )
                         in respect of the appointment of KPMG LLP as auditors and authorizing the directors to fix their remuneration;

                    (c)  VOTED FOR (   ) WITHHELD FROM VOTING (   )
                         in respect of amending the articles of the Corporation to consolidate the common shares (the "Old Shares") by changing each Old Share into that fraction of a new common share (a "New Share") equal to the quotient of one and the number obtained by dividing (a) US $3.00 by
                         (b) the weighted average of the closing price on each of the five trading days from January 15 through January 21, 2003;

                    (d)  VOTED FOR (   ) WITHHELD FROM VOTING (   )
                         in respect of the reservation of 2,147,916 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan;

                    (e) VOTED at the discretion of the proxy nominee on such matters as may properly come before the Meeting or any adjournment thereof;

                         hereby revoking any proxy previously given.

                              IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENTS THEREOF OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS ON SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING OR ANY ADJOURNMENTS THEREOF.

                         DATED THIS ______ DAY OF __________________, 2003.

                         __________________________________________
                         Signature of Shareholder

                         __________________________________________
                         Name of Shareholder  (Please print)


                                                            SEE NOTES ON REVERSE

NOTES:
1. This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED THEREIN AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION OR ITS TRANSFER AGENT PRIOR TO THE CLOSE OF BUSINESS ON THE SECOND BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENTS THEREOF.

3. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, SUBJECT TO SECTION 114 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), WHERE A CHOICE IS SPECIFIED, THE SHARES SHALL BE VOTED ACCORDINGLY AND WHERE NO CHOICE IS SPECIFIED, THE SHARES SHALL BE VOTED FOR THE MATTERS REFERRED TO. WHERE NO SPECIFICATION IS MADE TO VOTE OR WITHHOLD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS, THE SHARES WILL BE VOTED.

4. Proxies to be used at the Meeting must be received at the Corporation's office or the office of its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.   This  proxy  ceases  to  be  valid  one  year  from  its  date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.


PLEASE RETURN THIS FORM OF PROXY,          COMPUTERSHARE TRUST COMPANY OF CANADA
IN THE ENVELOPE PROVIDED FOR               PROXY  DEPARTMENT
THAT PURPOSE (OR BY FAX) TO:               100  UNIVERSITY  AVENUE
                                           TORONTO,  ONTARIO
                                           M5J  2Y1
                                           FAX:  (416)  981-9800

                                DIVERSINET CORP.

                    REQUEST FOR INTERIM FINANCIAL STATEMENTS



Dear Shareholder:

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such communications, please complete and return this form to:

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                              100 University Avenue
                                    9th Floor
                                Toronto, Ontario
                                     M5J 2Y1


NAME:___________________________________________________________________________

ADDRESS:________________________________________________________________________

______________________________ POSTAL CODE:_____________________________________

EMAIL: ________________________ FAX:____________________________________________


I confirm that I am the owner of common shares of the Corporation.

SIGNATURE OF
SHAREHOLDER:____________________________   DATE:____________________________


CUSIP: 25536K204

                                   Diversinet
                               2002 Annual Report


                                [GRAPHIC OMITTED]

To Our Shareholders:

During the past year, we continued to focus on the high-growth Asia-Pacific region and have made significant progress in developing the beginning of a worldwide security infrastructure by proving our ability to deliver technologically advanced wireless security solutions.

In 2002, we entered into agreements with several application developers in the Asia-Pacific region, as well as the six mobile operators in Hong Kong. We also entered into an agreement with SecureNet Ltd., thereby expanding the availability of Diversinet's leading-edge wireless security and presence in the Australian and Chinese markets. These relationships will help support the use of Diversinet's end-to-end wireless security for mobile commerce applications.

The Company has spent the past year investing in these new markets and the progress made to date has been very substantial and will serve as a model for future developments in the region.

Last year, I mentioned that future product development initiatives will be based on meeting our customers' needs and broadening our suite of security solutions for next-generation networks and handsets. In 2002, Diversinet introduced support for several new mobile devices and validated our technological lead with the award of Common Criteria (ISO 15408-3) certification for our core product, Passport Certificate Server(R). These new developments will help open the door to new potential sales.

While still in an early market stage, the wireless market is starting to show new signs of life. We are witnessing the introduction of new phones that feature color screens and multimedia messaging capabilities, as well as the launch of next-generation networks. As the market continues to develop and the applications mature, we feel that it will give rise to future expansion of the Company's operations.

Our decisions in 2002 have provided us with a platform for significant growth going forward. To build on these gains, we have taken several steps to improve our long-term performance by focusing on launching new applications and controlling costs, as is evident in our reduced cash burn. While controlling costs, we have still maintained our market lead in both technology and through expansion into new markets. Our efforts to date should position the Company towards profitability in the near term.

In November, the Board approved a share consolidation plan, subject to shareholder approval, that will help increase the minimum bid price of Diversinet's stock. After the effects of the share consolidation, it is the Company's expectation that the share price will be approximately US$3. We feel that continued listing on the Nasdaq SmallCap Market is important for the Company and we look forward to your support for the share consolidation.

I would like to thank our shareholders for their continued support; we look forward to updating you throughout the exciting year ahead. I would also like to thank our employees for their dedication and efforts to build the solid operational foundation that Diversinet enjoys today.

Regards,

/s/ Nagy Moustafa
Nagy Moustafa
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used herein, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "plan" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. All statements, other than statements of historical facts, included or incorporated by reference in this document which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report.

Please find enclosed the Consolidated Balance Sheets as at October 31, 2002 and 2001 and the Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the years ended October 31, 2002, 2001 and 2000 and the Notes to Consolidated Financial Statements for Diversinet Corp. Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respect with U.S. GAAP except as described in
Note 15 to our consolidated statements. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The differences between line items under Canadian GAAP and those under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $55,000, $56,000 and $1,449,000 for the years ended October 31, 2002, 2001 and 2000 respectively. These differences relate to differences in accounting for stock based compensation in fiscal 2002, 2001 and 2000.

OVERVIEW

We are a security software product company that develops, markets and sells identity management security solutions for the secure transmission of data over wireless networks and devices. We are a pioneer in providing wireless security products for mobile commerce over wireless networks and are striving to become the leading provider of wireless security solutions.

We have been developing our products since 1997. Our main product is the Passport Certificate Server(R), which enables the implementation of a public key infrastructure (PKI) solution for mobile electronic commerce through the use and management of digital certificates. In addition we have a Passport Authorization ProductTM which extends the functionality of digital certificates by granting related privileges to the holder of a digital certificate. We currently hold two patents in the Untied States and one patent in Israel regarding our technology.

Using our solutions, our customers can establish secure, trusted environments to facilitate mobile commerce transactions using wireless devices. During fiscal 2002, we completed a pilot test with the Hong Kong m-Cert Implementation Forum (HKMIF) - a forum jointly created by Hong Kong's six local mobile operators to develop and implement a single mobile digital certificate standard to promote mobile commerce in Hong Kong. The Company also received Common Criteria (ISO 15408-3) certification for its Passport Certificate Server(R) Version 4.1.1. Common Criteria, a rigorous international security standard recognized by 14 countries, evaluates the trustworthiness of information technology security products and systems.

We have incurred operating losses in each of the last six fiscal years, most recently from our continuing operations of developing security products. We have sustained our business during this period through the sale of common shares in a series of private placements. We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.



OPERATING  RESULTS

Year ended October 31, 2002 compared to year ended October 31, 2001

For the year ended October 31, 2002, we reported revenue of $1,118,000 compared to revenue of $1,221,000 for the year ended October 31, 2001. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues. We generated 63% (55% for 2001) of our revenues from the Asian region, 2% (24% in 2001) from the United States, 29% (17% in 2001) from Canada and 6% (4% in 2001) from other areas during fiscal year 2002.

During fiscal 2002, 28% (40% in 2001) of our revenue came from one customer. These customers are not related to each other. As the market that we operate in is still in an early stage of development and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

We reported an improved net loss of $6,397,000 for the year ended October 31, 2002 compared to a net loss of $18,900,000 in the prior year. We completed operating cost reductions in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. These reductions included workforce reductions in the United States and Canada, closure of offices in the United States and the discontinuance of non-core programs particularly in the marketing area. The restructuring was aimed at refocusing our efforts on the most significant market opportunities in Asia and Europe.

Research and development expenses decreased to $2,328,000 in 2002 from $6,907,000 in 2001 resulting primarily as a result of continued efforts to reduce costs as started in the last quarter of fiscal 2001. During the year we received a net amount of $286,000 relating to investment tax credits for R&D work done in 2000 and 1999.

Sales and marketing expenses were $1,737,000 in 2002 compared to $7,256,000 in 2001. The Company continues to focus a significant portion of its efforts in the Austral Asian markets where we derived 63% of our 2002 revenues. During 2002 we implemented a pilot project for Hong Kong's six local mobile operators, the Hong Kong m-Cert Implementation Forum to develop and implement a single mobile digital certificate (m-Cert) standard to promote mobile commerce in Hong Kong. We continue to make progress in this region and expect to increase our presence in 2003.

General and administrative expenses were $2,989,000 in 2002 compared to $4,029,000 in 2001. These figures include foreign exchange losses of $228,000 for 2002 and a gain of $621,000 for 2001.

Depreciation and amortization expense in fiscal 2002 decreased to $636,000 from $1,888,000 in fiscal 2001. The Company's deferred development and purchased technology costs were fully amortized in 2001 and the reduction in additions to capital assets has resulted in reduced amortization for the 2002 fiscal year.

During fiscal 2001, we entered into a joint venture to conduct certain of our Asian activities, as detailed in note 7 to our audited financial statements. We own 50% of this joint venture and our financial statements reflect our proportionate interest in its assets, liabilities, revenue and expenses.

We earned interest income of $175,000 and $690,000 in fiscal 2002 and 2001, respectively. The decrease is primarily due to our lower average cash and cash equivalents in 2002 and due to lower interest rates than we received during 2001.

Year ended October 31, 2001 compared to year ended October 31, 2000

For the year ended October 31, 2001, we reported revenue of $1,221,000 compared to revenue of $2,636,000, for the year ended October 31, 2000. The information technology slowdown resulted in a deferral of purchases by our potential customers throughout the year resulting in reduced revenue compared to the prior year. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues. We generated 55% (0% in 2000) of our revenue from the Asian region, 24% (56% in 2000) from the United States, 17% (12% in 2000) from Canada and 4% (32% in 2000) from other areas during the fiscal year 2001.

During fiscal 2001, 40% of our revenue came from one customer whereas in fiscal 2000, 24% of our revenue came from one customer. These customers are not related to each other. As the market we operate in is still in an early stage of development and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

We reported a net loss of $18,900,000, for the year ended October 31, 2001, compared to a net loss of $15,027,000, in the prior year. The increased net loss in fiscal 2001 is attributable partly to a decrease in revenue compared to the prior year and partly to increased costs, especially in sales and marketing, during the year. We completed operating cost reductions in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. We incurred $730,000 in severance costs related to these operating cost reductions of which $150,000 was paid subsequent to our year-end.

Research and development expenses increased to $6,907,000 in 2001 from $5,888,000 in 2000 resulting primarily from wages, occupancy, and travel costs which were higher on average than in the prior year. These expenses declined in fiscal 2002 as a result of the cost reductions completed late in fiscal 2001.

Sales and marketing expenses were $7,256,000 in 2001 compared to $5,435,000 in 2000. During the fourth quarter sales and marketing staff in North America were reduced as the Company refocused its efforts in the Asian and European markets where the Company has been achieving some success. With the launch of the Hongkong Post wireless certificate service late in fiscal 2001, interest in our products has increased in the Asian region. Activity in this region increased during fiscal 2002.

General and administrative expenses were $4,029,000 for fiscal 2001, approximately the same level as the $4,185,000 incurred during fiscal 2000.

Depreciation and amortization expense in fiscal 2001 decreased to $1,888,000 from $2,604,000 in fiscal 2000. The Company's deferred development costs were fully amortized during fiscal 2001 and the reduction in additions to capital assets resulted in reduced amortization for the year.

LIQUIDITY  AND  CAPITAL  RESOURCES

Year ended October 31, 2002 compared to year ended October 31, 2001 and year ended October 31, 2000

Cash used in operating activities was $7,258,000 in the year ended October 31, 2002, a decline of 55% from the amount used in the same period of the prior year. Cash used in operating activities during the year was comprised of the net loss of $6,397,000, less net depreciation and amortization of $636,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $1,876,000, an increase in receivables of $67,000, a decrease in deferred revenue of $29,000 and a decrease in prepaid expenses of $475,000.

Cash used in operating activities was $15,963,000 in the year ended October 31, 2001, attributable to the net loss of $18,900,000 less net depreciation and amortization of $1,888,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $321,000, a decrease in receivables of $1,438,000, a decrease in deferred revenue of $39,000 and an increase in prepaid expenses of $29,000.

Cash used in operating activities was $13,121,000 in the year ended October 31, 2000, attributable to the net loss of $14,777,000 less net depreciation and amortization of $2,604,000. Changes in other non-cash items include an increase in accounts payable and accrued liabilities of $894,000, an increase in receivables of $1,471,000, an increase in deferred revenue of $78,000 and a increase in prepaid expenses of $376,000.

Cash provided by financing activities in the year ended October 31, 2002 was $4,965,000. In April 2002, we completed a private placement for net proceeds of $4,965,000. The Company completed the issue and sale of 5,186,708 units in the capital of the Company at U.S.$0.60 per unit for gross proceeds of U.S.$3,112,022. Cash provided by financing activities in the year ended October 31, 2001, was $106,000 as a result of proceeds received from issuing common shares under an employee stock option exercise.

Cash provided by financing activities in the year ended October 31, 2000 was $30,674,000. In July 2000, we completed a private placement which generated net proceeds of $23,544,000. Funds were also received during the year on the exercise of stock options amounting to $2,022,000 and upon the exercise of common share purchase warrants issued in April 1999 which generated proceeds of $1,651,000. In December 1999, we received $3,429,000 as proceeds from the exercise of a warrant, issued in December 1997, to purchase 900,000 common shares at an exercise price of U.S. $2.50.

Cash provided by investing activities in the year ended October 31, 2002 was $184,000 consisting of $200,000 received from proceeds of a short-term investment offset by $16,000 spent on capital assets. Cash used in investing activities in the year ended October 31, 2001 was $4,274,000 consisting of $1,186,000 spent on capital asset additions and the purchase of a $3,088,0000 short-term investment. Cash used in investing activities in the year ended
October  31,  2000  was  $1,764,000  attributable  to  capital assets additions.

As of October 31, 2002 we had commitments under non-cancelable operating leases for our principal facilities and equipment through 2006 in amounts ranging from $554,000 in fiscal 2003 declining to $398,000 in fiscal 2006.

As of October 31, 2002 we had a commitment to contribute up to $27,000 to our 50% owned joint venture for our share of the joint venture requirements. This amount is expected to be contributed within six months of our 2002 year-end.

We believe that our cash and cash equivalents and short-term investments as at October 31, 2002 of $3,841,000 will not be sufficient to meet our short-term working capital requirements for the next fiscal year. We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

RISKS  AND  UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated. These risks are described in our F-3 and annual Form 20-F filed on EDGAR in the United States and filed on SEDAR in Canada. We encourage you to review these filings in order to evaluate an investment in our securities. Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. The projected cash flows for the Company are based upon assumptions that include, amongst others, a revenue stream from mobile business and the success of future external financing initiatives. Should these projects be delayed then the present working capital would not be sufficient for the Company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities. It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2003. We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors. In particular, our period-to-period operating results are significantly dependent upon the completion date of license agreements. In this regard, the purchase of our products often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons. Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog. Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year. Moreover, we have generally recorded a significant portion of our total quarterly revenues in the third month of a quarter, with a concentration of these revenues in the last half of that third month. This concentration of revenues is influenced by customers' tendencies to make significant capital expenditures at the end of a fiscal quarter. We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue. Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately ratable basis throughout the quarter. As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Continued quotation on the Nasdaq SmallCap Market requires that we maintain a minimum bid price of U.S.$1.00. On November 26, 2002 a Nasdaq Listing Qualifications Panel determined to continue the listing of the Company's securities pursuant to the following exception: On or before January 31, 2003, the Company must demonstrate a closing bid price of U.S.$1.00 per share and, immediately thereafter, a closing bid price of at least U.S.$1.00 per share for a minimum of ten consecutive trading days. Thereafter, on or before April 20, 2003, the Company must file the Form 20-F for the fiscal year ended October 31, 2002 evidencing continued compliance with the U.S.$2,500,000 shareholders' equity requirement. In order to fully comply with the terms of this exception, Diversinet must be able to demonstrate compliance with all requirements for continued listing on the Nasdaq SmallCap Market. In the event that Diversinet fails to comply with any of the terms of this exception, its securities will be delisted from the Nasdaq Stock Market. All companies operating under exceptions are identified with a fifth letter "C" appended to the Company's trading symbol. Accordingly effective with the open of business December 3, 2002, the trading symbol was changed from DVNT to DVNTC. The "C" will be removed when the panel has confirmed compliance with the terms of the exception.

On November 22, 2002 the Board of Directors approved a resolution to authorize Diversinet to effect a share consolidation plan, subject to shareholder approval at the January 22, 2003 special meeting of shareholders, to get the Corporation's common share price over US$1.00 in order to be in compliance with certain regulatory requirements for the Nasdaq SmallCap Market. As a result, it is not possible at this time to predict with any assurance the success of this proposed share consolidation.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security products and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2001 and 2002, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our revenue declined from fiscal 2001 levels and may decline even further in the near future.

Foreign exchange: Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2002 and 2001, we incurred most of our expenses in Canadian dollars, but we also incurred a portion of our expenses in foreign currencies including U.S. dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency losses that may have an adverse effect on our operating results. With the completion of our financing in April 2002, we have a portion of our cash resources in U.S. dollar short-term investments however, we have option dated contracts for U.S.$990,000 to minimize our exposure to fluctuations in the Canadian dollar. During fiscal 2002 we maintained a portion of our cash resources in U.S. dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company. Litigation arising from these matters may be time consuming, distracting and expensive. An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

MANAGEMENT'S  REPORT
The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements. To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised of non-management directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The independent auditors have direct access to the Audit Committee.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards. Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/  Nagy  Moustafa
Nagy Moustafa, President & Chief Executive Officer

/s/  David  Hackett Chief
David Hackett, Financial  Officer

KPMG LLP
Chartered Accountants                 Telephone (416) 228-7000
Yonge Corporate Centre                Telefax (416) 228-7123
4100 Yonge Street Suite 200           www.kpmg.ca
North York, Ontario M2P 2H3

AUDITORS'  REPORT  TO  THE  SHAREHOLDERS
We have audited the consolidated balance sheets of Diversinet Corp. as at October 31, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three-year period ended
October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, November 22, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated November 22, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, November 22, 2002

DIVERSINET CORP.
Consolidated Balance Sheets
(In Canadian dollars)

October 31, 2002 and 2001

===========================================================================================================
                                                                                   2002           2001
-----------------------------------------------------------------------------------------------------------
Assets

Current assets:
    Cash and cash equivalents                                                  $    953,272   $  3,061,844
    Short-term investments                                                        2,887,352      3,087,680
    Accounts receivable (including $172,503, $nil from joint venture, note 7)       416,070        274,521
    Other receivables                                                                24,952         99,469
    Prepaid expenses                                                                120,608        596,105
    -------------------------------------------------------------------------------------------------------
    Total current assets                                                          4,402,254      7,119,619

Capital assets, net (note 3)                                                      1,877,012      2,496,738

-----------------------------------------------------------------------------------------------------------
Total assets                                                                   $  6,279,266   $  9,616,357
===========================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable                                                           $    551,306   $  1,191,117
    Accrued liabilities (note 4)                                                  1,093,352      2,329,269
    Deferred revenue                                                                 14,452         43,843
    -------------------------------------------------------------------------------------------------------
    Total current liabilities                                                     1,659,110      3,564,229

Shareholders' equity:
    Share capital (note 5):
        Authorized:
            Unlimited common shares
        Issued and outstanding:
            32,222,084 common shares (2001 - 26,413,876)                         58,957,962     53,992,992
    Contributed surplus                                                              97,500         97,500
    Deficit                                                                     (54,435,306)   (48,038,364)
    -------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                    4,620,156      6,052,128

Future operations (note 1)
Commitments and contingencies (note 11)

-----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                     $  6,279,266   $  9,616,357
===========================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

              /s/  Nagy  Moustafa                           /s/  David  Hackett
              Nagy  Moustafa,  Director                     David  Hackett,  Director

DIVERSINET CORP.
Consolidated Statements of Earnings and Deficit
(In Canadian dollars)

Years ended October 31, 2002, 2001 and 2000

============================================================================================
                                                     2002           2001           2000
--------------------------------------------------------------------------------------------
Revenue (including $133,989, $199,925, $nil
        from joint venture, note 7)              $  1,117,785   $  1,220,981   $  2,636,180

Expenses:
    Research and development                        2,327,604      6,906,566      5,888,028
    Sales and marketing                             1,737,027      7,256,432      5,435,378
    General and administrative                      2,989,102      4,029,236      4,185,431
    Depreciation and amortization                     635,835      1,888,147      2,603,589
    Severance costs                                         -        730,000              -
    ----------------------------------------------------------------------------------------
                                                    7,689,568     20,810,381     18,112,426
--------------------------------------------------------------------------------------------

Loss before the following                          (6,571,783)   (19,589,400)   (15,476,246)

Interest income and other income                     (174,841)      (689,541)      (705,815)

Interest expense                                            -              -          6,777
--------------------------------------------------------------------------------------------

Loss from continuing operations                    (6,396,942)   (18,899,859)   (14,777,208)

Net loss from discontinued operations (note 14)             -              -       (250,000)
--------------------------------------------------------------------------------------------

Loss for the year                                  (6,396,942)   (18,899,859)   (15,027,208)

Deficit, beginning of year                        (48,038,364)   (29,138,505)   (14,111,297)

--------------------------------------------------------------------------------------------
Deficit, end of year                             $(54,435,306)  $(48,038,364)  $(29,138,505)
============================================================================================

Basic and diluted loss per share -
  continuing operations (note 6)                 $      (0.22)  $      (0.72)  $      (0.63)
Basic and diluted loss per share (note 6)               (0.22)         (0.72)         (0.64)
============================================================================================

Weighted average number of
common shares                                      29,716,924     26,376,480     23,534,438
============================================================================================

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.
Consolidated Statements of Cash Flows
(In Canadian dollars)

Years ended October 31, 2002, 2001 and 2000
===============================================================================================
                                                         2002          2001           2000
-----------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
    Loss from continuing operations                  $(6,396,942)  $(18,899,859)  $(14,777,208)
    Items not involving cash:
        Depreciation and amortization                    635,835      1,888,147      2,603,589
        Foreign exchange gain on
          debenture                                            -              -        (78,864)
        Interest on debenture                                  -              -          4,833
    Change in non-cash operating working capital:
        Accounts receivable                             (141,549)     1,383,227     (1,387,844)
        Other receivables                                 74,517         55,175        (82,699)
        Prepaid expenses                                 475,497        (28,635)      (375,700)
        Accounts payable                                (639,811)       770,977        202,146
        Accrued liabilities                           (1,235,917)    (1,092,111)       692,233
        Deferred revenue                                 (29,391)       (39,493)        78,100
    -------------------------------------------------------------------------------------------
    Cash used in continuing operations                (7,257,761)   (15,962,572)   (13,121,414)

Financing activities:
    Issue of common shares, common share
      purchase options and warrants for cash           4,964,970        105,728     30,674,246
    -------------------------------------------------------------------------------------------
    Cash provided by financing activities              4,964,970        105,728     30,674,246

Investing activities:
    Short-term investments                               200,328     (3,087,680)             -
    Additions to capital assets                          (16,109)    (1,186,218)    (1,763,658)
    -------------------------------------------------------------------------------------------
    Cash provided by (used in) investing activities      184,219     (4,273,898)    (1,763,658)
-----------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                         (2,108,572)   (20,130,742)    15,789,174

Cash and cash equivalents, beginning of year           3,061,844     23,192,586      7,403,412

-----------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year               $   953,272   $  3,061,844   $ 23,192,586
===============================================================================================
Supplementary non-cash financing and
  investing activities:
    Conversion of convertible debenture              $         -   $          -   $  1,707,468
===============================================================================================

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.
Notes to Consolidated Financial Statements
(In Canadian dollars)

Years ended October 31, 2002, 2001 and 2000

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and healthcare.

1.   FUTURE  OPERATIONS:

     These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability to continue as a going concern.

     The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

     Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing.

     Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT  ACCOUNTING  POLICIES:

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 15, conform in all material respects with accounting principles generally accepted in the United States. Significant accounting policies adopted by the Company are as follows:

     (a)  Basis  of  consolidation:

          The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company accounts for its interest in a joint venture by the proportionate consolidation method. All significant intercompany transactions and balances have been eliminated.

     (b)  Revenue  recognition:

          Revenue from software license agreements is recognized upon execution of a license agreement and the shipment of the software, as long as all vendor obligations have been satisfied, the license fee is fixed and determinable and collection of the license fees is probable. Revenue from the sale of additional software products is recognized as software is delivered.

          Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, etc.) is allocated to each element based on vendor specific objective evidence of relative fair value of the elements. When arrangements contain multiple elements and vendor specific objective evidence only exists for all undelivered elements, the Company recognizes revenue for the delivered elements using the residual method, whereby the total arrangement fee is assigned to the undelivered elements based on their fair value, with the residual assigned to the delivered elements and recognized. For arrangements containing multiple elements where vendor specific objective evidence does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until either vendor specific objective evidence exists for the remaining undelivered elements or all elements have been delivered. The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed.

          The Company's sales arrangements generally include standard payment terms ranging up to 90 days dependant upon geographic location of the customer. The Company provides a limited product warranty, the costs of which are insignificant.

          Amounts received in advance of revenue recognition are recorded as deferred revenue.

     (c)  Cash  and  cash  equivalents:

          Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

     (d)  Short-term  investments:

          Short-term investments consist of bonds which are recorded at cost plus accrued interest.

     (e)  Investment  tax  credits:

          Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year incurred. Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets. The Company has recorded no investment tax credits.

     (f)  Research  and  development  costs:

          Research costs are expensed as incurred. Software development costs are deferred once costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Such deferred costs are amortized, commencing when the product is commercially released, on a straight-line basis over two years. The recoverability of any unamortized deferred development costs is reviewed on an ongoing basis.

     (g)  Purchased  technology:

          The Company capitalizes purchased technology and amortizes such costs over two years. The carrying value is assessed on a periodic basis to determine if a write-down is required.

     (h)  Foreign  currency  translation:

          Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions. Foreign exchange gains and losses are included in loss for the year.

     (i)  Capital  assets:

          Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates and bases:
          ==============================================================
          Asset                         Basis               Rate
          --------------------------------------------------------------

          Computer hardware       Declining balance                  30%
          Computer software       Declining balance                  30%
          Furniture and fixtures  Declining balance                  20%
          Leasehold improvements  Straight-line       Over term of lease
          ==============================================================

          The Company regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated net recoverable amount is charged to the statements of earnings and deficit.

     (j)  Income taxes:

          The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

     (k)  Earnings per share:

          Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and are calculated using the treasury stock method.

     (l)  Stock-based compensation:

          The  Company has a stock-based compensation plan, as described in note
          12. No compensation expense is recognized when stock or stock options are issued to employees and consultants. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to deficit.

     (m)  Use of estimates:

          The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

     (n)  Derivatives:

          From time to time the Company enters into forward exchange contracts to limit the Company's exposure to exchange rate fluctuations. As these contracts are accounted for as hedges, unrealized gains and losses are recognized in income on their settlement dates.

3.   CAPITAL  ASSETS:
     =================================================================================
                                                            Accumulated      Net book
     2002                                       Cost       depreciation       value
                                                         and amortization
     ---------------------------------------------------------------------------------
     Computer hardware                       $1,541,580  $         799,889  $  741,691
     Computer software                          695,587            354,755     340,832
     Furniture and fixtures                     532,450            215,797     316,653
     Leasehold improvements                     731,268            253,432     477,836
     ---------------------------------------------------------------------------------
                                             $3,500,885  $       1,623,873  $1,877,012
     =================================================================================
     In 2002, depreciation and amortization  expense amounted to $635,835.


     =================================================================================
                                                            Accumulated      Net book
     2001                                       Cost       depreciation       value
                                                         and amortization
     ---------------------------------------------------------------------------------
     Computer hardware                       $1,550,159  $         516,417  $1,033,742
     Computer software                          689,927            215,268     474,659
     Furniture and fixtures                     520,257            138,196     382,061
     Leasehold improvements                     732,549            126,273     606,276
     ---------------------------------------------------------------------------------
                                             $3,492,892  $         996,154  $2,496,738
     =================================================================================
     In 2001, depreciation expense and amortization amounted to $545,446.

4.   ACCRUED LIABILITIES:
     =====================================================================
                                                   2002               2001
     ---------------------------------------------------------------------
     Remuneration                            $  369,670  $       1,328,200
     Professional fees                          471,350            460,084
     Miscellaneous                              252,332            540,985
     ---------------------------------------------------------------------
                                             $1,093,352  $       2,329,269
     =====================================================================

5.   SHARE CAPITAL, WARRANTS AND COMMON SHARE PURCHASE OPTIONS:

     There are an unlimited number of authorized common shares with no par value.

     The following details the changes in issued and outstanding shares, compensation options and warrants for the three years ended October 31, 2002:

     ==============================================================================================
                                                     Compensation options
                                                         and warrants           Common shares
     ----------------------------------------------------------------------------------------------
                                                      Number      Amount      Number      Amount
     ----------------------------------------------------------------------------------------------
     Balance, October 31, 1999                      2,185,625   $ 589,000   20,280,528  $20,916,550
     Conversion of warrants (b)                      (300,000)   (468,000)     205,017      468,000
     Conversion of warrants (c)                      (400,000)          -      273,356            -
     Conversion of debenture (b)                            -           -    1,050,102    1,707,468
     Common share purchase warrants
         exercised (c)                               (298,875)          -      298,875    1,156,646
     Compensation options exercised (c)              (136,750)          -      136,750      494,194
     Stock options exercised and shares issued (e)          -           -      656,131    2,022,253
     Warrants (a)                                    (900,000)   (121,000)     900,000    3,428,500
     Private placement (d)                                  -           -    2,450,001   23,543,653
     Settlement of litigation (note 10)               263,500           -      100,000      150,000
     ----------------------------------------------------------------------------------------------
     Balance, October 31, 2000 (f)                    413,500           -   26,350,760   53,887,264
     Stock options exercised and shares issued (e)          -           -       63,116      105,728
     ----------------------------------------------------------------------------------------------
     Balance, October 31, 2001                        413,500           -   26,413,876   53,992,992
     Private placement (g)                          4,715,541           -    5,808,208    4,964,970
     ----------------------------------------------------------------------------------------------
     Balance, October 31, 2002                      5,129,041   $       -   32,222,084  $58,957,962
     ==============================================================================================

     (a) On December 5, 1997, the Company received $1,295,000 (U.S. $900,000) from the issue and sale of 900,000 common shares and a warrant to purchase 900,000 common shares at a price of U.S. $2.50 per share until December 5, 1999. These warrants were exercised during the fiscal year ended October 31, 2000 and common shares were issued. Proceeds to the Company as a result of this exercise were $3,428,500.

     (b) During the year ended October 31, 1998, the Company completed a private placement of an unsecured convertible debenture (the "Convertible Debenture") in the principal amount of U.S. $2,000,000 and a non-redeemable warrant (the "Warrant") to purchase 300,000 common shares for total proceeds of U.S. $2,000,000. The Convertible Debenture was convertible until October 14, 2001 and bore interest at 3% per annum which was payable in cash or common shares, at the option of the Company. The Convertible Debenture was convertible at the holder's option into common shares of the Company at the lower of (a) U.S. $1.18 per share or (b) approximately 80% of the market price of the common shares at the time of conversion. The Warrant entitled the holder to purchase an aggregate of 300,000 of the Company's common shares at an exercise price of U.S. $1.18 per share until October 15, 2003.

          During fiscal 2000, the Convertible Debenture plus accrued interest were fully converted into common shares leaving a principal balance of nil. During fiscal 2000, the Warrant was converted to common shares for no additional consideration based on the prevailing market price at the time of conversion less U.S. $1.18.

     (c) On April 23, 1999, the Company completed a private placement offering of 2,134,000 special warrants. Each special warrant was offered at $3.45 and was exercisable at any time until October 23, 2000, for no additional consideration, to acquire one unit. Each unit consisted of one common share and one quarter of a common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one share for $3.87 until October 23, 2000. The gross proceeds of the offering were $7,362,300.

          The underwriter received commissions of 8% of gross proceeds for cash commission of $588,984 plus out-of-pocket expenses (approximately $285,170). The underwriter also received compensation options entitling them to purchase up to 213,400 units at a price of $3.45 per unit at any time prior to April 23, 2001, provided that if any compensation options are exercised after October 23, 2000, such options entitled the underwriter to receive only one common share per unit exercised.

          On July 23, 1999, the Company received a receipt for its prospectus qualifying the common shares to be issued in exchange for the special warrants. At that time, all special warrants were converted and the Company received the funds that were held in escrow. As part of the conversion, the Company issued 533,500 share purchase warrants exercisable upon payments of $3.87 per share until October 23, 2000. During fiscal 1999, 234,625 share purchase warrants were exercised, resulting in proceeds of $907,999 to the Company. During fiscal 2000, the remaining 298,875 warrants were exercised resulting in proceeds of $1,156,646 to the Company.

          The consent of the debentureholder was required to proceed with the private placement offering. In consideration for this consent, the Company issued to the debentureholder warrants to purchase up to 400,000 common shares at an exercise price of U.S. $4.50 expiring on April 23, 2001. During fiscal 2000, these warrants were converted to common shares for no additional consideration based on the prevailing market price of the common shares at the time of exercise less U.S. $4.50.

     (d) During July and August of 2000, the Company completed a private placement of 2,450,001 common shares for net proceeds of $23,543,653.

     (e) During 2000, 2001 and 2002, the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company.

     (f) Warrants outstanding as of October 31, 2001 and 2000 consist of 150,000 warrants issued in October 1999 as an exercise price of U.S. $13.13 per share, expiring October 2004 and 263,500 warrants issued in May 2000 at an exercise price of U.S. $8.59 per share, expiring May 2005.

     (g) On April 4, 2002, the Company completed a private placement of 5,186,708 units at a price of U.S. $0.60 per unit for gross proceeds before expenses of $4,979,235 (U.S. $3,112,022). Each unit was comprised of one common share and three-quarters of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of U.S. $0.72 per common share for a period of up to three years from April 4, 2002.


          The following consideration was issued to placement agents in connection with the private placement: (i) cash consideration of $224,640 (U.S.$140,400) plus out-of-pocket expenses of approximately U.S.$7,500; (ii) compensation options to purchase up to 234,000 units on the same terms as described above; (iii) 500,000 common share purchase warrants to purchase common shares at prices of U.S.$0.60 and U.S.$0.72 and expiring on April 2 and 3, 2005; (iv) 187,500 common share purchase warrants to purchase common shares at a price of U.S.$0.01 per common share.

          On April 8, 2002, the compensation options noted in (ii) above, were exercised and the Company issued 234,000 common shares and 175,500 common share purchase warrants to the placement agents.

          On May 8, 2002, upon issuance of the common share purchase warrants noted in (iv) above, the warrants were immediately exercised and the Company issued 187,500 common shares. The fair value of these warrants in the amount of $173,681 was recorded as share issue costs.

          On May 8, 2002, the Company issued an additional 200,000 units at a price of U.S.$0.60 per unit for gross proceeds of $188,400 (U.S.$120,000). Each unit was comprised of one common share and three quarters of one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of U.S.$0.72 for a period of three years from May 8, 2002.

6.   BASIC  AND  DILUTED  LOSS  PER  SHARE:

     Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the years ended October 31, 2002, 2001 and 2000. During these periods, options and warrants amounted to 2,569,793 (2001 - 2,985,175; 2000 - 2,529,031) and 5,129,041 (2001 - 413,500; 2000 -
     259,792),  respectively.

7.   INTEREST  IN  JOINT  VENTURE:

     On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

     The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at October 31, 2002:

     ===========================================
                             2002        2001
     -------------------------------------------
     Cash                 $      78   $       -
     Accounts receivable      1,979           -
     Prepaid expenses           162       9,622
     Capital assets         405,207     523,138
     -------------------------------------------
     Total assets         $ 407,426   $ 532,760
     ===========================================
     Accounts payable     $ 157,343   $ 600,649
     Accrued liabilities      6,250      14,378
     -------------------------------------------
     Total liabilities    $ 163,593   $ 615,027
     ===========================================
     Revenue              $   5,482   $       -
     Expenses              (297,171)   (483,472)
     -------------------------------------------
     Loss                 $(291,689)  $(483,472)
     ===========================================

     During fiscal 2002, the Company recognized revenue of $133,989 (2001 - $199,925) from sales to the joint venture. As at October 31, 2002, the Company had contributed approximately $990,700 (2001 - $401,000) into the joint venture. The Company has to date committed to contribute an additional $27,000 to the joint venture for the Company's proportionate share of the joint venture requirements. This amount is expected to be contributed within the next six months.

8.   INCOME  TAXES:

     The tax effects of significant temporary differences representing future tax assets is as follows:

     ==================================================================================
                                                               2002           2001
     ----------------------------------------------------------------------------------
     Future tax assets:
     Operating loss carryforwards                          $ 17,496,136   $ 24,762,785
     Capital loss carryforwards                               1,018,332      1,119,902
     Share issue costs                                          546,030        982,616
     Capital assets, accounting basis less than tax basis     5,095,400      5,327,984
     ----------------------------------------------------------------------------------
                                                             24,155,898     32,193,287
     Valuation allowance                                    (24,155,898)   (32,193,287)
     ----------------------------------------------------------------------------------
     Net future tax assets                                 $          -   $          -
     ==================================================================================

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

     At October 31, 2002, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $42,668,000. These losses expire in the following fiscal years:
     ===========================================================================
     2003                                                             $6,052,000
     2004                                                              1,211,000
     2005                                                              3,700,000
     2006                                                              5,510,000
     2007                                                              7,589,000
     2008                                                             14,283,000
     2009                                                              4,323,000
     ---------------------------------------------------------------------------
                                                                     $42,668,000
     ===========================================================================

     The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $2,659,000, expiring between 2018 and 2020.

9.   SEGMENTED  INFORMATION:

     The Company operates in a single reportable operating segment. This segment derives its revenue from the sale of security software and related products and services. As at October 31, 2000, substantially all the assets related to the Company's operations were located in Canada. As at October 31, 2001 and 2002, substantially all the assets related to the Company's operations were located in Canada with the exception of the assets held within the joint venture, as disclosed in note 7, which were located in Asia.

     A summary of sales to major customers that exceeded 10% of total sales during each of the years in the three-year period ended October 31, 2002, and the approximate amount due from these customers, as of October 31, 2002, are as follows:

     ================================================
                          Sales              Accounts
                  2002     2001     2000   receivable
     ------------------------------------------------
     Customer 1      -          -     24%  $        -
     Customer 2      -         40%     -            -
     Customer 3     12%        19%     -      134,553
     Customer 4     25%        17%     -            -
     Customer 5     28%         -      -      156,000
     Customer 6     17%         -      -       81,900
     ================================================

     The Company does not consider itself to be economically dependent on any single customer or supplier.

     Revenue is attributable to geographic location based on the location of the customer, as follows:

     ======================================================
                            2002        2001        2000
     ------------------------------------------------------
     Sales:
          United States  $   27,162  $  294,650  $1,464,630
          Canada            321,304     213,295     308,000
          Other              70,950      44,156     863,550
          Asia              698,369     668,880           -
     ------------------------------------------------------
                         $1,117,785  $1,220,981  $2,636,180
     ======================================================

10.  SETTLEMENT  OF  LITIGATION:

     During fiscal 2000, the Company settled a lawsuit involving the Company, among others, relating to 2,558,679 common shares issued as partial consideration for technology acquired in 1996. The suit dealt with the movement of the common shares after the Company had fulfilled its obligation under the acquisition agreement by issuing the shares in the name of two parties in accordance with the acquisition agreement.

     As part of the settlement, the Company issued 300,000 common shares and a warrant to acquire 150,000 common shares at an exercise price of U.S.$13.13 per share over a three-year period. The common shares were valued at U.S.$14.50 representing the market price at the time that the terms of the settlement were agreed upon by the parties. The estimated costs of this settlement of $6,394,090 were accrued in fiscal year 1999. During the fiscal year ended October 31, 2000, under the terms of the settlement, a second warrant was issued to acquire 263,500 common shares at an exercise price of U.S.$8.59 per share, exercisable over a three-year period.

     During the year ended October 31, 2000, the Company also settled a lawsuit brought against it by a former employee of the Company alleging breach of contract for failing to honour a certain share option agreement. Under terms of the settlement, the Company confirmed and continued options to acquire 100,000 of the Company's common shares. These options were exercised during fiscal 2000.

11.  COMMITMENTS  AND  CONTINGENCIES:

     (a)  Litigation:

          Management is of the opinion that the claims listed below are without merit and will not materially impact the Company. As a result, no provision for loss has been made in these consolidated financial statements.

          (i) The Company has been served with a statement of complaint, as a co-defendant, wherein the plaintiff is seeking rescission of an international offering private placement transaction it entered into with the Company in August 1995, in which the plaintiff purchased 212,500 common shares (850,000 common shares prior to a one-for-four reverse split) from the Company for U.S.$3,700,000. The plaintiff is also seeking damages in the amount of U.S.$3,700,000 plus interest and costs. This claim has previously been dismissed twice and the Company has filed a motion to dismiss this claim again.

          (ii) During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company's former printing business and is seeking damages of U.S.$1,533,950 and damages of U.S.$25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

         (iii) In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

     (b)  Lease  commitments:

          Total future minimum lease payments including operating costs are as follows:
     ===========================================================================
     2003                                                               $553,788
     2004                                                                482,185
     2005                                                                482,185
     2006                                                                398,091
     ---------------------------------------------------------------------------
                                                                      $1,916,249
     ===========================================================================

12.  STOCK INCENTIVE PLAN:

     The Company grants options to certain employees, officers, directors and consultants under a share option plan (the "Plan"), enabling them to purchase common shares of the Company. The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted. The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 6,100,000 common shares. These options generally vest on a quarterly basis over three years and expire five years after the date of grant. As at October 31, 2002, the number of common shares reserved for future issues of stock options amounts to 1,082,291.

The following table summarizes information about stock options outstanding at October 31, 2002:
====================================================================================================================
                                 Options outstanding                                           Options vested
---------------------------------------------------------------------------------------  ---------------------------
Range of exercise price U.S. [Cdn.]        Number          Weighted          Weighted         Number        Weighted
                                      outstanding           average   average exercise   exercisable         average
                                                          remaining  price U.S. [Cdn.]                exercise price
                                                   contractual life                                      U.S. [Cdn.]
---------------------------------------------------------------------------------------  ---------------------------
   0.23 - $0.61 [$0.36 - $0.96]          850,350              4.64  $     0.40 [$0.63]       64,750  $  0.43 [$0.68]
   1.06 - $1.94 [$1.66 - $3.05]          986,258              1.99  $     1.35 [$2.12]      763,190     1.31 [$2.06]
    2.05 - $3.15 [$3.22 - 4.95]          640,267              2.70  $     2.30 [$3.61]      429,871  $  2.32 [$3.64]
  4.00 - $9.66 [$6.28 - $15.17]          281,014              2.23  $    6.43 [$10.10]      239,761  $  6.33 [$9.94]
11.38 - 41.69 [$17.87 - $65.45]          111,904              2.13  $   12.91 [$20.27]      102,323  $12.86 [$20.19]
---------------------------------------------------------------------------------------  ---------------------------
                                       2,869,793              2.96  $     2.23 [$3.50]    1,599,895  $  3.04 [$4.77]
====================================================================================================================

     Changes for the employee stock option plan during the years ended October 31, 2002 and 2001 were as follows:

===========================================================================================================
                                                           2002                            2001
     ------------------------------------------------------------------------  ----------------------------
                                                                                               Weighted
                                                               Weighted                         average
                                              Number of    average exercise     Number of   exercise price
                                               shares     |price U.S. [Cdn.]     shares       U.S. [Cdn.]
     ------------------------------------------------------------------------  ----------------------------
     Options outstanding, beginning of year   3,686,256   $       5.15 [8.13]   3,275,045   $  7.75 [10.87]
     Options granted                            891,350           0.44 [0.69]   1,863,280       2.15 [3.40]
     Options exercised                                -                     -     (63,116)      1.10 [1.73]
     Options cancelled                       (1,707,813)         7.59 [11.92]  (1,388,953)      6.26 [9.91]
     ------------------------------------------------------------------------  ----------------------------
     Options outstanding, end of year         2,869,793           2.23 [3.50]   3,686,256       5.15 [8.13]
     ========================================================================  ============================
     Options exercisable, end of year         1,599,895   $       3.04 [4.77]   1,874,909   $   5.46 [8.63]
     ========================================================================  ============================
     Weighted average fair value of options
     granted during the year                              $       0.24 [0.38]               $   1.57 [2.48]
     ========================================================================  ============================

13.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

     The Company is exposed to the following risks related to financial assets and liabilities:

     (a)  Currency  risk:

          The Company is subject to currency risk through its activities in United States, United Kingdom, Europe and Asia. Unfavourable changes in the exchange rate may affect the operating results of the Company.

          The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.

          A significant portion of the Company's cash balance is denoted in U.S. dollars. To limit the Company's exposure to exchange rate fluctuations, the Company uses financial instruments to reduce risks associated with the exchange rate and is committed under various forward exchange contracts to sell U.S.$330,000 for each of the next three months ending January 31, 2003 at exchange rates ranging from $1.540 to $1.541. As at October 31, 2002, the exchange rate was $1.57. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures. As at October 31, 2002, the net unrealized gain on these contracts was insignificant.

     (b)  Fair values:

          The fair values of the Company's current financial instruments approximate their carrying amounts due to their short-term nature.

     (c)  Credit risk:

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained at high-quality financial institutions.

          The Company generally does not require collateral for sales on credit. The Company closely monitors extensions of credit. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

14.  DISCONTINUED OPERATIONS:

     During 1997, the Company decided to divest its IPS 950 division, which was involved in the marketing and sale of high technology instant digital printing systems to the on-demand print and graphics industry.

     On January 30, 1998, the Company sold its IPS 950 division for total proceeds of $3.2 million consisting of: (a) $1.1 million in cash, (b) a $0.4 million eight-month promissory note, and (c) a $1.7 million promissory note payable as the purchaser sells and is paid for such division's inventory. The purchaser subsequently entered bankruptcy proceedings and did not fulfil its obligation to repay the $0.4 million promissory note or the $1.7 million promissory note. The Company does not expect repayment of these notes and, accordingly, they were written off in 1999.

     The carrying value of income taxes recoverable related to investment tax credits for the IPS 950 division in 2000 was nil (1999 - $250,000). The investment tax credits related to the 1993 and 1994 fiscal years. As a result of a reassessment issued by Canada Customs and Revenue Agency during the year ended October 31, 2000, the income tax recoverable was determined to have no value and was written off.

15. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"):

     The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles are described below.

     ===============================================================================================
                                                             2002           2001           2000
     -----------------------------------------------------------------------------------------------
     Share capital:
         Canadian GAAP                                   $ 58,957,962   $ 53,992,992   $ 53,887,264
         Elimination of reduction of share capital (a)     41,248,993     41,248,993     41,248,993
     -----------------------------------------------------------------------------------------------
     U.S. GAAP                                           $100,206,955   $ 95,241,985   $ 95,136,257
     ===============================================================================================
     Deficit and comprehensive loss:
         Canadian GAAP                                   $(54,435,306)  $(48,038,364)  $(29,138,505)
         Elimination of reduction of share capital (a)    (41,248,993)   (41,248,993)   (41,248,993)
         Compensation expense (b)                          (1,560,721)    (1,505,557)    (1,449,078)
     -----------------------------------------------------------------------------------------------
     U.S. GAAP                                           $(97,245,020)  $(90,792,914)  $(71,836,576)
     ===============================================================================================
     Consolidated statements of loss:
         Loss from continuing operations
           under Canadian GAAP                           $ (6,396,942)  $(18,899,859)  $(14,777,208)
         Compensation expense (b)                             (55,164)       (56,479)    (1,449,078)
         -------------------------------------------------------------------------------------------
     Loss from continuing operations
         under U.S. GAAP                                   (6,452,106)   (18,956,338)   (16,226,286)
     Loss from discontinued operations (note 14)                    -              -       (250,000)
     -----------------------------------------------------------------------------------------------
     Loss under U.S. GAAP                                $ (6,452,106)  $(18,956,338)  $(16,476,286)
     ===============================================================================================
     Basic and diluted Loss per share under U.S. GAAP    $      (0.22)  $      (0.72)  $      (0.70)
     ===============================================================================================

     (a)  Share  capital  and  deficit:

          On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $41,248,993 to eliminate the deficit as at October 31, 1999. Under Canadian GAAP, a reduction of the share capital of outstanding common shares is allowed with a corresponding offset to deficit. This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $41,248,993.

     (b)  Options to consultants:

          Under Canadian GAAP, the Company does not recognize compensation expense when stock or stock options are issued to consultants. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital. Under U.S. GAAP, the Company records compensation expense for stock or stock options granted in exchange for services from consultants. During the year ended October 31, 2000, the Company issued 177,500 stock options to consultants and has recorded $286,578 as compensation expense for the services rendered. In addition, the Company recorded compensation expense in the amount of $1,162,500, which is the difference between the exercise price and the share price at the settlement date of the lawsuit, as described in note  10.

          During the year ended October 31, 2001, the Company issued 50,000 stock options to consultants. The Company has recorded compensation expense of $56,479, of which $13,912 relates to the options issued in fiscal 2001 to consultants.

          During the fiscal year 2002, the Company has recorded compensation expense of $55,164 relating to options granted to consultants.

     (c)  Interest  in  joint  venture:

          Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 7.

          Although the adoption of proportionate consolidation has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

     (d)  Short-term  investments:

          Short-term investments consist of corporate debt securities. For U.S. GAAP purposes, the Company classifies its debt securities as available-for-sale, which are recorded at fair value.

          Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. During the periods presented, there have been no unrealized holding gains or losses on short-term investments.

          A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

     (e)  Notes to consolidated financial statements:

          In order to comply with U.S. GAAP, the following notes to the consolidated financial statements would need to be added:

          (i)  Stock-based  compensation  plan:

               Under U.S. GAAP, for any stock options with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value-based method"). As the Company grants stock options at the fair market value of the shares on the day immediately preceding the date of the grant of the options, no compensation expense is recognized under the intrinsic value-based method.

               SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma disclosures of net income and earnings per share, as if the fair value-based method as opposed to the intrinsic value-based method of accounting for employee stock options had been applied. The disclosures in the following table show the Company's loss for the year and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model. Assumptions used when valuing the options at their date of grant using in the Black-Scholes option pricing model include: risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%.

          =====================================================================================
                                                        2002           2001           2000
          -------------------------------------------------------------------------------------
          Loss under U.S. GAAP                      $ (6,452,106)  $(18,956,338)  $(16,476,286)
          Pro forma loss under U.S. GAAP             (13,153,667)   (25,275,143)   (22,638,303)
          Pro forma loss per common share:
               Basic and diluted                           (0.44)         (0.96)         (0.96)
          =====================================================================================
          Weighted average number of common shares    29,716,924     26,376,480     23,534,438

          (ii) Recent  accounting  pronouncements:

               In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Tangible Assets." SFAS No. 141 provides new guidance on the accounting for a business combination at the date a business combination is completed. Specifically, it requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 142 establishes new guidance on how to account for goodwill and intangible assets after a business combination is completed. Among other things, it requires that goodwill and certain other intangible assets will no longer be amortized and will be tested for impairment at least annually and written down only when impaired. This statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. The Company does not believe that the adoption of SFAS 141 and 142 will have a material impact on its consolidated financial statements.

               In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS No. 144 no later than January 1, 2002. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

               In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires companies to recognized costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe that adoption of SFAS No. 146 will have a material effect on its results of operations and financial position.

               In December 2001, the Accounting Standards Board in Canada issued CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The Company will adopt Section 3870 for its fiscal year beginning November 1, 2002. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial position or results of operations.

EXECUTIVE  OFFICERS

NAGY MOUSTAFA, PRESIDENT & CHIEF EXECUTIVE OFFICER
In 1997, it was Nagy Moustafa's vision to take PKI technology into the wireless market, thus making Diversinet a leading innovator in the wireless industry. Mr. Moustafa was the founder of CIT Canada Inc., an IT consulting firm, and its chief visionary since its inception. Prior to CIT Canada Inc., Mr. Moustafa was Director of Information Technology with Rogers Communications and held senior positions at IBM, Computerland and the Canadian Ministry of Treasury and Economics.

DAVID HACKETT, CHIEF FINANCIAL OFFICER
David Hackett joined Diversinet in 2002 having most recently been the Chief Financial Officer and Corporate Secretary of Aucxis Corp., a world leader in electronic trading systems for agri-business. Mr. Hackett was Chief Financial Officer, Director and Corporate Secretary of EveryWare Development Inc., a cross platform Web based database conductivity applications company. Mr. Hackett was instrumental in raising numberous financing rounds and acquisitions including the eventual sale of EveryWare to Pervasive Software Inc. Mr. Hackett began his professional career at Ernst & Young.

HUSSAM MAHGOUB, VICE PRESIDENT, PRODUCTS
Hussam Mahgoub brings with him over twenty years of electronic products and service development experience with leading Canadian companies, where he introduced messaging, EDI, and Internet services. Prior to joining Diversinet, Mr. Mahgoub held senior positions at Canada Post, Bell Canada, and the Bank of Montreal.

NICK DARWISH, VICE PRESIDENT, SALES & MARKETING
Nick Darwish is responsible for Diversinet's global Sales and Marketing initiatives. Mr. Darwish has over 15 years experience in the wireless and communications industries, with positions in sales and business development, particularly in the area of mobile Internet. Mr. Darwish joined Diversinet after twelve years at Nortel Networks, a leading global supplier of data and telephony network solutions and services.

BOARD  OF  DIRECTORS

STANLEY BECK has served as one of Diversinet's Directors since July 2002. Mr. Beck was formerly Chairman of the Ontario Securities Commission and Dean of Osgoode Hall Law School. Mr. Beck is currently Chairman of 407 International Inc. and President of Granville Arbitrations Limited, and holds seats on a number of boards.

NAGY MOUSTAFA has served as Diversinet's President and Chief Executive Officer since November 1997.

KEITH POWELL has served as one of Diversinet's Directors since July 2002. Mr. Powell was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks. Mr. Powell is currently Managing Director at XPV Capital Corporation, a venture capital company investing in early stage communications start-up companies. Mr. Powell was recently inducted into the Canadian Information Productivity Awards (CIPA) Hall of Fame (1999), and holds seats on a number of boards.

CHARLES SHIU has served as one of Diversinet's Directors since September 2002. Mr. Shiu is Chairman of Allied Asia Investing Limited, Vice-Chairman of Power Pacific Corporation Limited and Vice-Chairman of Canada China Commerce in Hong Kong. He is also a former senior executive of Nortel Networks and holds seats on a number of boards.

MARK STEINMAN has served as one of Diversinet's Directors since June 1998 and Chairman since September 2002. Mr. Steinman has thirty years of corporate finance experience, currently as Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.

------------------------------------------------------------------------------------------------------

DIVERSINET CORP.      TRANSFER AGENT:        AUDITORS:                    TRADED ON:
2225 Sheppard Avenue  Computershare Trust    KPMG, LLP                    NASDAQ  (SmallCap)
East                  Company                Chartered Accountants
Suite 1700              of Canada            Yonge Corporate Centre       SYMBOL:   DVNT*
Toronto, Ontario      100 University Avenue  4100 Yonge Street Suite 200  *Effective December 3, 2002,
Canada  M2J 5C2       Toronto, Ontario       Toronto, Ontario             the Company's trading symbol
Tel: (416) 756-2324   Canada  M5J 2Y1        Canada  M2P 2H3              was changed from DVNT to
Fax: (416) 756-7346   Tel: 1-800-663-9097    Tel:  (416) 228-7000         DVNTC. The "C" will be
www.diversinet.com       (416) 981-9633                                   removed when the Company
                                                                          has regained compliance with
                                                                          Nasdaq regulations.